ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

INTRODUCTION

This Management’s Discussion and Analysis (“MD&A”) of Energy Fuels Inc. and its subsidiary companies (collectively, “Energy Fuels” or the “Company”) provides a detailed analysis of the Company’s business and compares its financial results with those of the previous year. This MD&A is dated as of March 18, 2015 and should be read in conjunction with the Company’s audited consolidated financial statements and related notes for the year ended December 31, 2014. In November 2013, the Company announced a change in its fiscal year end from September 30 to December 31. As a result of this change, the Company’s annual 2014 results include consolidated financial statements for the 12-month period ended December 31, 2014 (“FY-2014”), with comparative figures for the 15-month period ended December 31, 2013 (“FY-2013”) and, accordingly, the results shown are not fully comparable. The reason for this change was to better align the Company’s year-end with the year-ends of its major uranium customers, certain material subsidiaries and industry peers.

Effective November 5, 2013, the Company completed a consolidation of its common shares on the basis of 50 pre-consolidation common shares for each post-consolidation common share. All share and per share amounts in this MD&A are shown on a post consolidation basis.

This MD&A was written to comply with the requirements of National Instrument 51-102 – Continuous Disclosure Obligations. All financial information in this discussion and analysis is presented in United States dollars, unless otherwise stated.

Other continuous disclosure documents, including the Company’s press releases, quarterly and annual reports, technical reports, Annual Information Form (“AIF”) and its Annual Report on Form 40-F are available through its filings with the securities regulatory authorities in Canada at www.sedar.com (“SEDAR”) and in the United States at www.sec.gov/edgar.shtml (“EDGAR”), and on the Company’s website at www.energyfuels.com.

In this discussion, the terms “Company”, “we”, “us”, and “our” refer to Energy Fuels and, as applicable, the Company’s wholly-owned subsidiaries: Energy Fuels Holdings Corp. (previously known as Denison Mines Holdings Corp.) (“EFHC””), Magnum Uranium Corp. (“Magnum”), Titan Uranium Inc. (“Titan”), Strathmore Minerals Corp. (“Strathmore”), and their respective subsidiaries.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This MD&A contains forward looking information and forward looking statements within the meaning of applicable Canadian and United States securities laws. Those statements appear in a number of places in this MD&A and include, but are not limited to, statements and information regarding the Company’s current intent, belief or expectations primarily with respect to: the Company’s business objectives and plans; exploration and development plans and expenditures; estimation of mineral resources and reserves; mineral grades; Energy Fuels’ expectations regarding additions to its mineral reserves and resources through acquisitions and development; success of the Company's permitting efforts, including receipt of regulatory approvals, permits and licenses and treatment under governmental regulatory regimes and the expected timeframes for receipt of such approvals, permits, licenses and treatments; possible impacts of regulatory actions; capital expenditures; expansion plans; success of the Company's mining and/or milling operations; availability of equipment and supplies; availability of alternate feed materials for processing; the Company’s processing technologies; future production costs, including costs of labor, energy, materials and supplies; future effective tax rates; future benefits costs; future royalties payable; the outcome and possible impacts of disputes and legal proceedings in which the Company is involved; the timing and amount of estimated future production, including Energy Fuels’ expectations regarding expected price levels required to support production and the Company’s ability to increase production as market conditions warrant; sales volumes and future uranium and vanadium prices and treatment charges; the Company’s expectations with regard to obtaining term sales contracts; future trends in the Company’s industry; global economic growth and industrial demand; global growth in and/or attitudes towards nuclear energy; changes in global uranium and vanadium and concentrate inventories; expected market fundamentals, including the supply and demand for uranium and vanadium; the Company’s and industry’s expectations relating to future prices of uranium and vanadium; currency exchange rates; environmental risks; reclamation costs, including unanticipated reclamation expenses; collateral requirements for surety bonds; title disputes or claims; the adequacy of insurance coverage; and legal proceedings and the potential outcomes therefrom.

In certain cases, forward looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “is likely”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “continue”, or “believes”, and similar expressions, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made. Energy Fuels believes that the expectations reflected in this forward-looking information are reasonable but no assurance can be given that these expectations will prove to be correct, and such forward-looking information included in this MD&A should not be unduly relied upon. This information speaks only as of the date of this MD&A.

Readers are cautioned that it would be unreasonable to rely on any such forward looking statements and information as creating any legal rights, and that the statements and information are not guarantees and may involve known and unknown risks and uncertainties, and that actual results are likely to differ (and may differ materially) and objectives and strategies may differ or change from those expressed or implied in the forward looking statements or information as a result of various factors. Such risks and uncertainties include risks generally encountered in the development and operation of mineral properties and processing facilities such as: risks associated with mineral and resource estimates, including the risk of errors in assumptions or methodologies; risks associated with estimating production, forecasting future price levels necessary to support production, and the Company’s ability to increase production in response to any increases in commodity prices; uncertainties and liabilities inherent in mining operations; geological, technical and processing problems, including unanticipated metallurgical difficulties, ground control problems, process upsets and equipment malfunctions; risks associated with labour disturbances and unavailability of skilled labour; risks associated with the availability and/or fluctuations in the costs of raw materials and consumables used in the Company's production processes; risks associated with environmental compliance and permitting, including those created by changes in environmental legislation and regulation and delays in obtaining permits and licenses that could impact expected production levels or increases in expected production levels; actions taken by regulatory authorities with respect to mining and processing activities; risks associated with the Company’s dependence on third parties in the provision of transportation and other critical services; title risks; risks associated with the ability of the Company to extend or renew mineral leases on favorable terms or at all; risks associated with the ability of the company to negotiate access rights on certain properties on favorable terms or at all; the adequacy of insurance coverage; uncertainty as to reclamation and decommissioning liabilities; the ability of the Company’s bonding companies to require increases in the collateral required to secure reclamation obligations; the potential for, and outcome of, litigation and other legal proceedings, including potential injunctions pending the outcome of such litigation and proceedings; the ability of Energy Fuels to meet its obligations to its creditors; risks associated with the Company’s relationships with its business and joint venture partners; failure to obtain industry partner, government and other third party consents and approvals, when required; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; failure to complete proposed acquisitions and incorrect assessments of the value of acquisitions; risks posed by fluctuations in exchange rates and interest rates, as well as general economic conditions; risks inherent in the Company’s and industry’s forecasts or predictions of future uranium and vanadium price levels; fluctuations in the market prices of uranium and vanadium, which are cyclical and subject to substantial price fluctuations; failure to obtain suitable term contracts for the sale of uranium; the risks associated with asset impairment as a result of decreases in uranium prices; risks associated with lack of access to markets and the ability to access capital; the market price of Energy Fuels’ securities; public resistance to nuclear energy or uranium mining; uranium industry competition and international trade restrictions; risks relating to the timing and ability to consummate the Company’s pending acquisition of Uranerz Energy Corporation; and the other factors discussed under “Risk Factors” in this MD&A and in the Company’s Annual Information Form dated March 18, 2015 available at http://www.sedar.com, and in its Annual Report on Form 40-F available at http://www.sec.gov/edgar.shtml.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward looking statements contained in this MD&A.

Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, the following assumptions: that there is no material deterioration in general business and economic conditions; that there is no unanticipated fluctuation of interest rates and foreign exchange rates; that the supply and demand for, deliveries of, and the level and volatility of prices of uranium, vanadium and the Company’s other primary metals and minerals develop as expected; that uranium and vanadium prices required to reach, sustain or increase expected or forecasted production levels are realized as expected; that the Company is able to enter into suitable term contracts for the sale of uranium; that the Company receives regulatory and governmental approvals for the Company’s development projects and other operations on a timely basis; that the Company is able to operate its mineral properties and processing facilities as expected; that existing licenses and permits are renewed as required; that existing mineral leases are maintained and renewed or extended as required; that access to properties is obtained and maintained as required; that the Company is able to obtain financing for the Company’s development projects on reasonable terms; that the Company is able to procure mining equipment and operating supplies in sufficient quantities and on a timely basis; that engineering and construction timetables and capital costs for the Company’s development and expansion projects and restarting projects on standby, are not incorrectly estimated or affected by unforeseen circumstances; that costs of closure of various operations are accurately estimated; that there are no unanticipated changes in collateral requirements for surety bonds; that there are no unanticipated changes to market competition; that the Company’s reserve and resource estimates are within reasonable bounds of accuracy (including with respect to size, grade and recoverability) and that the geological, operational and price assumptions on which these are based are reasonable; that environmental and other administrative and legal proceedings or disputes are satisfactorily resolved; and that the Company maintains ongoing relations with its employees and with its business and joint venture partners.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

All written and oral forward looking statements or information attributable to the Company or persons acting on the Company’s behalf are expressly qualified in their entirety by the foregoing cautionary statements.

Forward looking statements speak only as of the date the statements are made. You should not put undue reliance on any forward looking statements.

The Company cautions that the foregoing list of assumptions, risks and uncertainties is not exhaustive. Additional information on these and other factors which could affect operations or financial results are included under the heading “Risk Factors” in this MD&A and in the Company’s Annual Information Form dated March 18, 2015 available at http://www.sedar.com, and in its Annual Report on Form 40-F available at http://www.sec.gov/edgar.shtml. The forward-looking statements and forward-looking information contained in this MD&A and the documents incorporated by reference herein are expressly qualified by this cautionary statement. The Company does not undertake any obligation to publicly update or revise any forward looking statements to reflect actual results, changes in assumptions or changes in other factors affecting any forward looking statements or information except as expressly required by applicable securities laws. If the Company does update one or more forward looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward looking statements.

Statements relating to "mineral reserves" or "mineral resources" are deemed to be forward-looking information, as they involve the implied assessment, based on certain estimates and assumptions, that the mineral reserves and mineral resources described can be profitably produced in the future.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: This MD&A has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. Unless otherwise indicated, all reserve and resource estimates included in this MD&A have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum classification system. NI 43-101 is a rule developed by the Canadian Securities Administrators (the “CSA”) which establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.

Canadian standards, including NI 43-101, differ significantly from the requirements of the United States Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this MD&A, and in the documents incorporated by reference herein, may not be comparable to similar information disclosed by companies reporting under United States standards. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserve” under SEC Industry Guide 7. Under United States standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made.

The SEC’s disclosure standards under Industry Guide 7 normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by United States standards in documents filed with the SEC. United States investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or prefeasibility studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Disclosure of “contained pounds” in a resource estimate is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by the Company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable to information made public by companies that report in accordance with United States standards.

2014 HIGHLIGHTS

Acquisitions and Investments

•

On July 2, 2014, Energy Fuels announced the creation of a joint venture to facilitate the future development or sale of the Copper King copper/gold project in Wyoming. The Company contributed the Copper King Project to CK Mining Corp. (“CK Mining”), a newly formed private company, in consideration of cash of $1.50 million and newly issued common stock of CK Mining, representing 50% of its issued and outstanding shares after giving effect to such issuance. A private investor group with experience in developing gold projects and building mining companies holds the other 50% of CK Mining.

Operations

•

Energy Fuels’ FY-2014 uranium production totaled 942,632 pounds uranium oxide (“U3O8”) at the White Mesa Mill, of which 551,699 pounds was from conventional ore and 390,933 was from alternate feed materials and other processing of which 84,681 pounds were for the account of a third party. Energy Fuels’ produced no vanadium during FY-2014.

•

Total revenue for FY-2014 was $46.25 million. Uranium sales during FY-2014 were 800,000 pounds U3O8 totaling $45.75 million, all of which was sold pursuant to term contracts at an average price of $57.19 per pound. There were no vanadium sales during FY-2014.

•

Energy Fuels has a working capital position of $38.60 million, including $10.41 million of cash and $28.36 million in concentrates and work-in-process inventories. At the end of FY-2014, the Company had 808,210 pounds of U3O8 finished goods inventory and 102,355 pounds of U3O8 in-process of completion.

•

During FY-2014, the Company continued to produce uranium ore at its Pinenut mine in Arizona. The Company currently expects the economic resource to be depleted at the Pinenut mine during Q2-2015. In February 2014, the Company completed uranium production at its Arizona 1 mine in Arizona, and the mine is currently on standby status.

Capital Raising

•	On March 28, 2014, the Company announced that it had filed a preliminary base shelf prospectus with the securities commissions in each of the provinces and territories of Canada, except Quebec, for an aggregate offering of up to US$100.0 million. The final prospectus was receipted on April 9, 2014 and the corresponding registration statement on Form F-10 went effective on April 10, 2014. Under the prospectus, the Company may issue common shares, warrants, subscription receipts, preferred shares, debt securities, or any combination of such securities as units, in amounts, at prices, and on terms to be determined based on market conditions at the time of sale, and as set forth in an accompanying prospectus supplement, during the 25-month period that the final short form base shelf prospectus remains effective. The Company has not issued any securities under this prospectus to date.

Other

•	On March 3, 2014, the Company completed the replacement of its $28.17 million regulatory bonding portfolio, utilizing two different qualified sureties. As a result of the bond replacement program, the Company released $12.34 million of previously restricted cash, which was required by the underwriter. Prior bonding arrangements, covering all of the Company’s mines and mills, required Company to post 100% cash collateral to back the currently outstanding $26.72 million undiscounted decommissioning liability.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

•

On March 28, 2014, the Company filed on SEDAR an updated mineral resource estimate on its La Project, titled “Technical Report on La Sal District Project (including the Pandora, Beaver, and Queen Projects), San Juan County, Utah, U.S.A.”, increasing the Company’s measured and indicated uranium and vanadium resources by about 2.7 million and 15.5 million pounds, respectively, and an updated mineral resource estimate and preliminary economic assessment on its Juniper Ridge Project, titled “Juniper Ridge Uranium Project, Carbon County, Wyoming, U.S.A.”, increasing the Company’s indicated resources by nearly 1 million pounds.

•

On August 20, 2014, the Company announced the completion of a sale of certain non-core uranium to Piñon Ridge Mining, LLC, a company owned by a private investor group led by Baobab Management LLC and George Glasier, the former President and CEO of Energy Fuels. The transaction involved certain mining assets located along the Colorado-Utah border including the Sunday Complex, the Willhunt project, the San Rafael project, the Sage mine, the Van 4 mine, the Farmer project, the Dunn project, and the Yellow Cat project. The Company received cash and other consideration totaling $1.5 million, plus another $0.15 million of cash to reimburse the Company for certain pre- expenses. The Company also retained a 1% production royalty on all of the properties and received additional $0.23 million cash from the return of bond collateral. In addition, the Company entered into a milling agreement with Piñon Ridge Mining, LLC, under which Piñon Ridge Mining, LLC has the right to ore produced from those properties at the Company’s White Mesa Mill.

•

On November 7, 2014, the Company announced the completion of the sale of the radioactive materials license for the proposed Piñon Ridge mill and related assets (the “Piñon Ridge Project”) through the sale the Company’s wholly owned subsidiary, Energy Fuels Resources Corporation, to Piñon Ridge Corporation, a company owned by a private investor group led by Baobab Asset Management LLC and George Glasier The Piñon Ridge Project was the only asset held by Energy Fuels Resources Corporation at the time of sale.

2015 HIGHLIGHTS TO DATE

•

On January 5, 2015, Energy Fuels announced the execution of a definitive agreement (“DA”) pursuant to which the Company will acquire all of the issued and outstanding shares of common stock of Uranerz Energy Corporation (“Uranerz”). Under the terms of the DA, shareholders of Uranerz will receive 0.255 common shares of Energy Fuels for each share of Uranerz common stock held. See “Acquisition of Uranerz”.

•

On February 6, 2015, the Company announced that it is preparing to resume development at its high-grade Canyon mine in Arizona. The Company expects to transition mining personnel from the currently-producing Pinenut mine to the Canyon mine during Q2-2015, at which point the Company expects the economic resources at the Pinenut mine to be depleted. According to a 2012 Technical Report, prepared in accordance with NI 43-101, the Canyon deposit is estimated to have approximately 83,000 tons of Inferred Mineral Resources containing approximately 1.63 million pounds of uranium having an average grade of 0.98% eU3O8.

•

On February 17, 2015, the Company announced that it had acquired a 50% interest in the high-grade Wate uranium deposit (the “Wate Project”) from VANE Minerals (US) LLC (“VANE”). The Wate Project is held in the Wate Mining Company, LLC joint venture (“LLC”). The other 50% of the LLC is held by Uranium One Americas, Inc. As consideration for the 50% interest in the LLC, the Company paid VANE $0.25 million cash at closing, along with a $0.50 million non-interest-bearing promissory note, payable in two equal installments of $0.25 million each on the 1st and 2nd anniversaries of the note, and a 2% production royalty on the 50% LLC interest being acquired. The royalty can be purchased by Energy Fuels upon payment to VANE of an additional $0.75 million. In addition, upon satisfaction of certain permitting milestones and other conditions, the amounts due under the note will be accelerated, and the Company will pay to VANE an additional $0.25 million cash. If Energy Fuels elects not to make the payments under the note, it will be required to transfer the LLC interest back to VANE.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

ABOUT ENERGY FUELS

Energy Fuels was incorporated on June 24, 1987 in the province of Alberta under the name Volcanic Metals Exploration Inc. On September 2, 2005, the Company was continued under the Business Corporations Act (Ontario), and on May 26, 2006, Volcanic Metals Exploration Inc. changed its name to Energy Fuels Inc. Energy Fuels is a reporting issuer in all of the Canadian provinces. Energy Fuels’ common shares are listed on the Toronto Stock Exchange (the “TSX”) under the symbol “EFR” and on the NYSE MKT under the symbol “UUUU”. In addition, Energy Fuels’ convertible debentures (the “Debentures”) are listed on the TSX under the symbol “EFR.DB”. Options on Energy Fuels’ common shares are traded on The Chicago Board Options Exchange. The Designated Primary Market Maker for the options is Group One Trading, LP.

Energy Fuels is a U.S.-based intermediate uranium mining and production company with operations in Utah, Arizona, Colorado, New Mexico and Wyoming. Energy Fuels wholly owns the White Mesa Mill in Utah (the “White Mesa Mill”), the only operating conventional uranium processing facility in the United States. At the White Mesa Mill, the Company produced uranium (as U3O8 or “yellowcake”) during FY-2014, and produced U3O8 and vanadium (as V2O5 or “blackflake vanadium”) in FY-2013. Vanadium is a co-product from some of the Company’s mines on the Colorado Plateau, and the White Mesa Mill has a vanadium circuit to allow for the recovery of this mineral. The U3O8 is sold to utility companies under existing sales contracts for use in nuclear power generation as well as sold into the spot market to a variety of buyers, including utilities, commodities traders and/or financial institutions. Additionally, the Company may purchase U3O8 for resale to its customers. The V2O5 is primarily sold to steel and alloy manufacturers. The White Mesa Mill produces additional U3O8 through the processing of other uranium-bearing sources, referred to as “alternate feed materials.”

Energy Fuels owns or controls a diverse portfolio of uranium/vanadium properties in various stages of exploration, permitting, development and production, in close proximity to the Company’s White Mesa Mill, including a producing mine on the Arizona Strip, mines on standby on the Colorado Plateau, and additional permitting, development and exploration properties in Utah, Arizona, New Mexico, and Colorado. Energy Fuels also owns the Sheep Mountain Project in Wyoming, a project in the advanced-stage of permitting with significant uranium resources, along with other projects in the exploration and permitting stages in Wyoming.

Energy Fuels has a corporate office in Toronto, Ontario, and conducts its business and owns its assets in the United States through its US subsidiaries, which are managed from its office in Lakewood, Colorado.

MARKETING

Energy Fuels utilizes a number of resources to assess uranium market conditions, including two independent market consultants, Ux Consulting Company (“Ux”) and TradeTech (“TradeTech”). Uranium is a commodity that trades on the spot and term markets, typically on privately negotiated transactions between buyers and sellers. Spot uranium transactions typically involve deliveries that occur immediately and up to 12 months in the future. Term uranium transactions typically involve deliveries that occur more than 12 months in the future, with long-term transactions involving delivery terms of at least three years.

According to data from TradeTech, uranium prices during 2014 were generally flat. Spot prices began the year at $34.50 per pound of U3O8 and ended the year at $35.50 per year, reaching a high of $44.00 per pound for the week of November 14, 2014 and a low of $28.10 per pound for the week of June 20, 2014. Long-term U3O8 prices began and ended 2014 at $50.00 per pound, reaching a low price of $44.00 per pound in June, July and August. The high long-term price for 2014 was $50.00 per pound. Uranium markets in 2014 were generally weak, which the Company believes was the result of excess uranium supplies in the market caused by large quantities of secondary supplies, the availability of low-priced spot material, the delayed restart of Japanese reactors, insufficient producer cut-backs and generally weak demand. As of March 13, 2015, the spot price has increased to $39.10 per pound, and the long term price has remained at $50.00 per pound

The Company’s marketing strategy is to seek a base of cash flow through sales of a portion of its production into term contracts, with market-related formulas when available, and to gain further exposure to increasing uranium prices through future spot sales for the remainder of the Company’s production. In addition, the Company has the ability to bring additional production online in the future in response to increasing prices, which production can be sold on a spot or term basis. The Company’s current existing term contracts utilize market-related formulas with base, floor and ceiling prices, some of which are escalated at the rate of inflation. During 2014, the pricing on all three of the Company’s term contracts were at their floors. The Company sold 800,000 pounds of U3O8 at a weighted-average price of $57.19 in 2014. In 2015, the Company expects to sell a total of 800,000 pounds of U3O8 into these same three contracts at pricing expected to average approximately $57.45 based on current forecasts of price inflation.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

World demand for clean, reliable, and affordable base-load electricity is growing. As a result of the expected growth of nuclear energy, the long-term fundamentals of the uranium industry are positive. The Company believes prices must rise to higher levels to support the new primary production that will be required to meet the increasing demand we expect to see as more nuclear units are constructed around the world. Currently, world demand exceeds primary uranium mine production, with the gap being bridged by secondary supplies, or uranium stockpiles in various forms that have already been mined. As these stockpiles are drawn down, more primary mine production is expected to be required to meet demand over the long-term. The Company believes uranium prices will need to rise to levels that cover development costs and the costs of production. Even if prices rise to these levels, it may be difficult for suppliers to respond in a timely manner, as it typically requires many years to bring new mines into production. This is expected to put further pressure on prices to increase.

However in the short- and medium-terms, challenges remain, as the world is oversupplied with uranium, mainly due to large quantities of secondary and other inelastic supplies (including enricher underfeeding), insufficient producer cut-backs, premature reactor shutdowns, delays in new reactor construction, and decreased demand due to Japanese reactors remaining offline for longer than expected. In addition, there is a great deal of uncertainty in uranium prices regarding the timing and level of the expected recovery, as fundamental, political, technical and other factors could cause prices to be significantly above or below currently expected ranges. This has generally resulted in depressed prices, which has resulted in reductions in production from a number of uranium producers.

Nevertheless, the Company believes market fundamentals are correcting, which may have begun when spot prices increased during the 2nd half of 2014 and are continuing into 2015. The Company believes utilities have significant uncovered reactor requirements beginning in about 2017, which will be a new source of fundamental demand expected to increase levels of market activity in the short- and medium-terms.

Strategy

Energy Fuels intends to continue to strengthen its position as the leading uranium mining company focused on the United States. The Company expects to accomplish this through:

1)	Pursuing the completion of the Company’s acquisition of Uranerz.
2)	Continuing the current Mill campaign to process alternate feed materials into mid-2015.
3)

Continuing mining at the Pinenut Mine until the economic resource is depleted, which is expected to occur in mid-2015. Pinenut ore is expected to be shipped to the White Mesa Mill and processed in 2016.

4)	Resuming development on the Canyon Mine in the second quarter of 2015.
5)

After mid-2015, continuing activities at the White Mesa Mill (except for mineral processing), and maintaining the facility in a state of readiness for the purpose of restarting mineral processing operations in 2016, or earlier as market conditions and contract delivery requirements may warrant.

6)	Maintaining “standby” mines in a state of readiness for the purpose of restarting ore production as market conditions may warrant.
7)	Continuing ongoing business development activities, including permitting and development of existing projects.
8)	Evaluating the potential to further acquire uranium properties in the United States.

In response to current market uncertainty, the Company expects to continue cash conservation efforts until additional sustained improvement in uranium market conditions is observed. In addition, the Company is continuing to manage its operations and assets conservatively, maintaining its substantial uranium resource base, and scheduling uranium production at the White Mesa Mill as market conditions warrant.

Production and Operations

The White Mesa Mill has historically operated on a campaign basis, whereby mineral processing occurs as mill feed, contract requirements, and market conditions warrant.

The Company expects the current mineral processing campaign at the White Mesa Mill to conclude in the first half of 2015, resulting in the production of approximately 200,000 pounds of finished goods. Once the current campaign concludes at the White Mesa Mill, the Company expects to continue to receive and stockpile ore from the Pinenut mine and alternate feed materials. In addition, the Company expects to continue making U3O8 deliveries, as required by the Company’s existing long-term contracts. At this time, the Company does not expect to schedule a mineral processing campaign during the remainder of FY-2015, though the Company is maintaining the flexibility to resume processing stockpiled or other materials at the White Mesa Mill should market conditions warrant.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

The Company plans to continue mining at the Pinenut mine until the economic resources are depleted, which is now estimated to occur in the second quarter of 2015, due to higher estimates of resources at the mine. The ore mined at the Pinenut mine is being shipped to the White Mesa Mill and stockpiled for processing in a planned 2016 campaign.

The Company has three existing long-term contracts, which require future deliveries of 800,000 pounds in FY-2015, 450,000 pounds in FY-2016 and 420,000 pounds in FY-2017. Of these amounts, a total of 770,000 pounds is required to be produced by the Company, while Energy Fuels has the option to fulfill the remaining 900,000 pounds from production and/or purchase.

For the 800,000 pounds of FY-2015 deliveries, the Company anticipates utilizing 500,000 pounds of produced material on hand and has contracted for the purchase of 300,000 pounds of U3O8. Additionally, as discussed above, the Company expects to produce approximately 200,000 pounds in the final months of its present campaign.

For the FY-2016 and FY-2017 contractual deliveries, the Company plans to utilize the 500,000 pounds of finished goods inventory expected to be on hand at the end of FY-2015 and to produce a minimum of 370,000 pounds of U3O8 in a future mill campaign at the White Mesa Mill, from ore mined from the Pinenut mine and the expected receipt of alternate feed materials, both as discussed above. While the Company expects to produce the 370,000 pounds required, the Company may elect to purchase all or a portion of this material in the spot market. This flexibility will allow the Company to monitor market conditions to determine the most favorable and economic approach to fulfilling these remaining deliveries.

The Company also plans to continue to maintain, and update as necessary, all permits on its other existing mines. These mines will remain on standby until market conditions improve or the material can be sold into long-term contracts at pricing that supports production. As previously announced, expenditures for permitting activities for new mines have been adjusted to coincide with expected dates of production based on price forecasts. The Company plans to spend $1.10 million on permitting in FY-2015. The Company is continuing to monitor corporate and field overhead to coincide with these lower levels of activity.

Sales

The Company forecasts FY-2015 sales to be approximately 800,000 pounds of U3O8, all of which will be sold into its three existing long-term contracts discussed above. Energy Fuels expects to receive an average realized price of $57.45 per pound of U3O8 sold during FY-2015 across all of its contracts. The average expected realized price per pound is not subject to any decrease resulting from declines in future U3O8 spot and/or term prices, due to the minimum floor prices now in effect in each of the Company’s contracts. While the Company does not expect to make any sales into the spot market during FY-2015, it will continue to monitor market conditions for opportunistic sales if economically justified.

One of the Company’s three existing long-term contracts is expected to expire after the 2015 deliveries are completed in the 3rd quarter of 2015. The Company is currently seeking to extend this contract if suitable pricing can be obtained. The Company also continues to pursue new sources of revenue, including new uranium sales contracts and expansion of its alternate feed business.

ACQUISITION OF URANERZ

Merger Agreement

On January 4, 2015, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Uranerz Energy Corporation (“Uranerz”), a Nevada corporation, and EFR Nevada Corp., a Nevada corporation and wholly owned subsidiary of the Company (“Merger Sub”). The Merger Agreement provides for a business combination whereby Merger Sub will merge with and into Uranerz (the “Merger”), and as a result Uranerz will continue as the surviving operating corporation and as a wholly owned subsidiary of the Company.

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time’), each issued and outstanding share of common stock of the Company (“Common Stock”) will be canceled and extinguished and automatically converted into the right to receive 0.255 common shares of the Company (the “Exchange Ratio”).

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Based on the shares of Uranerz outstanding as of January 4, 2015, the Company expects to issue 24,453,303 shares.

The completion of the Merger will be subject to the approval of at least a majority of the holders of the outstanding common shares of the Company voted at a special meeting of the shareholders of the Company to be called later this year to consider the Merger, as well as the approval of at least a majority of the holders of the outstanding common shares of Uranerz and at least a majority of the votes cast by Uranerz’s shareholders, excluding directors and officers of Uranerz, at a special meeting to be called later this year to consider the Merger.

The Merger Agreement provides that, upon consummation of the Merger, the Company shall cause three nominees of Uranerz to be appointed to the board of directors of the Company.

In addition to the approval of the shareholders of each of the Company and Uranerz, as described above, the completion of the Merger will be subject to the satisfaction of other customary closing conditions, including, among others:

•	The declaration by the SEC of the effectiveness of the Registration Statement on Form F-4 to be filed by the Company with the SEC in connection with the Merger,

•

The common shares of the Company to be issued in connection with the Merger, and to be issued upon exercise of the assumed Uranerz options and Uranerz warrants, will have been approved (or conditionally approved, as applicable) for listing on the NYSE MKT and the Toronto Stock Exchange, and

•	The receipt of all regulatory approvals necessary for completion of the Merger.

Each of the Company and Uranerz has agreed to customary and generally reciprocal representations, warranties and covenants in the Merger Agreement. Among these covenants, both the Company and Uranerz have agreed to conduct their respective businesses in the ordinary course during the period between the execution of the Merger Agreement and the closing of the Merger.

The Merger Agreement contains customary deal support provisions, including a reciprocal break fee of $5.00 million payable if the Merger is not completed under certain circumstances. In addition, the Merger Agreement includes customary and reciprocal non-solicitation covenants, as well as a reciprocal right to match any superior proposal that may arise.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Merger Agreement, which has been filed with the SEC and can be found at www.sec.gov and with the Canadian Securities Administrators on SEDAR and can be found at www.sedar.com.

Support Agreements

Concurrent with the execution of the Merger Agreement:

•

The Company entered into support agreements with directors and certain officers of Uranerz, pursuant to which each securityholder agreed, upon the terms and subject to the conditions set forth therein, (a) to vote their Uranerz common shares in favor of the Merger, and (b) to not sell or otherwise transfer their shares pending completion of the Merger. The securityholders of Uranerz entering into the voting agreements collectively hold approximately 4.0% of the outstanding shares of Uranerz.

•

Uranerz entered into support agreements with the directors and certain officers of the Company, pursuant to which each securityholder agreed upon the terms and subject to the conditions set forth therein, (a) to vote their shares of the Company for the Merger, and (b) to not sell or otherwise transfer their shares pending completion of the Merger. The shareholders of the Company entering into voting agreements collectively hold approximately 0.4% of the outstanding shares of the Company.

Additional Important Information for Investors and Stockholders Related to the Merger

On January 5, 2015, the Company announced a transaction whereby it would acquire all of the issued and outstanding shares of Uranerz. This MD&A is for informational purposes only and does not constitute an offer to purchase, a solicitation of an offer to sell the shares of common stock of Uranerz or a solicitation of any proxy, vote or approval. Energy Fuels will file with the SEC a registration statement on Form F-4 that will include a proxy statement of Uranerz that also constitutes a prospectus of Energy Fuels. Energy Fuels and Uranerz also plan to file with or furnish other documents to securities regulatory authorities in Canada and the United States regarding the proposed transaction.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

INVESTORS AND STOCKHOLDERS OF URANERZ ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Anyone may obtain free copies of these documents when available free of charge under Energy Fuels’ profile on SEDAR at www.sedar.com or EDGAR at www.sec.gov, or by accessing Energy Fuels’ website at www.energyfuels.com under the heading “Investors” and from Energy Fuels directly by contacting Curtis Moore, Investor Relations: (303) 974-2140. Documents will also be available free of charge under Uranerz’ profile on EDGAR at www.sec.gov or on SEDAR at www.sedar.com, or by accessing Uranerz’ website at www.uranerz.com under the heading “Investors” and from Uranerz directly by contacting Derek Iwanaka, Investor Relations: (800) 689-1659. Energy Fuels, Uranerz, their respective directors and certain of their executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Uranerz in connection with the proposed transaction. Information about the directors and executive officers of Uranerz is set forth in its proxy statement for its 2014 annual meeting of shareholders, which was filed with the SEC on April 29, 2014 and in Uranerz Annual Report on Form 10-K which was filed with the SEC on March 16, 2015. Information about the directors and executive officers of the Company can be found in the Company's annual information form dated March 18, 2015 and in the Company’s 2014 management information circular dated March 26, 2014, which is available at www.sedar.com and www.sec.gov. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.

SELECTED ANNUAL FINANCIAL INFORMATION

The following selected financial information was obtained directly from or calculated using the Company’s consolidated financial statements for the following fiscal years. Note, due to the change in the year end of the Company, the following information includes the 12 month period for the year ended December 31, 2014 and the 15-month period ended December 31, 2013.

	12 months ended	15 months ended	12 months ended
$000, except per share data	December 31, 2014	December 31, 2013	September 30, 2012
Results of Operations:
Total revenues	$46,253	$73,248	$25,028
Gross profit	15,971	5,467	3,318
Net income (loss)	(43,612)	(87,325)	1,534
Basic and diluted earnings (loss) per share	(2.22)	(5.61)	0.26

	As at December 31,	As at December 31,	As at September 30,
$000's	2014	2013	2012
Financial Position:
Working capital	$38,604	$33,481	$41,934
Property, plant and equipment	65,873	100,969	119,524
Total assets	134,241	176,133	223,844
Total long-term liabilities	30,956	31,579	37,921

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

OVERVIEW

Prior to June 2012, Energy Fuels was primarily a uranium and vanadium exploration and mine development company with no revenue or operating mines. In June 2012 Energy Fuels acquired the US-based uranium and vanadium operating mines, an operating mill and various non-operating mines and development prospects (the “US Mining Division”) of Denison Mines Corp. (with its subsidiaries, “Denison”) and became a production company. The operations of Energy Fuels including support staff and expenditures increased dramatically upon completion of the acquisition. Accordingly, the year ended September 30, 2012 has three months of producing operations and the financial period ended December 31, 2013, due to the change in year-end, has 15 months of producing operations.

As further discussed above, beginning in July 2012 market prices for uranium began a gradual but steady decline from a spot price of $50.75 at June 30, 2012 to a low of $28.10 per pound in June 2014 and a current spot price of approximately $39.10 per pound. In response to the decline in market prices, Energy Fuels has cut back its operations by placing various mines on stand-by, reducing the throughput at the White Mesa Mill and curtailing or reducing certain development activities. The substantially reduced and variable levels of production make period-to-period changes not comparable. Also, these actual results cannot be projected into the future with any degree of accuracy. Additionally, the Company entered into contracts to purchase 300,000 pounds of uranium to deliver product required by one of its contracts in FY-2014.

SUMMARY OF QUARTERLY RESULTS

Results for the nine most recent quarters ending with the quarter ended December 31, 2014 are:

	Dec 31	Sept 30	June 30	Mar 31
	2014(2)	2014	2014(1)	2014
$000, except per share data	$	$	$	$
Total revenues	203	21,164	13,525	11,361
Net Income (loss)	(10,017)	3,076	(30,328)	(6,342)
Basic & diluted net income (loss) per share	(0.51)	0.16	(1.54)	(0.32)

	Dec 31	Sept 30	June 30	Mar 31	Dec 31
	2013	2013(3)	2013	2013	2012
$000, except per share data	$	$	$	$	$
Total revenues	776	24,504	4,954	34,087	8,927
Net Income (loss)	(3,375)	(70,472)	(5,532)	(5,903)	(2,043)
Basic & diluted net income (loss) per share	(0.18)	(4.30)	(0.39)	(0.42)	(0.15)

(1)	Includes an impairment loss of $30.78 million as discussed below.
(2)	Includes an impairment loss of $5.08 million as discussed below.
(3)	Includes an impairment loss of $60.26 million as discussed below.

RESULTS OF OPERATIONS – FY-2014 compared with FY-2013

General

For the 12 months ended December 31, 2014 the Company recorded a net loss of $43.61 million or $2.22 per share compared with a net loss of $87.33 million or $5.61 per share or the 15 months ended December 31, 2013.

For the 12 months ended December 31, 2014, the Company recorded an impairment loss of $30.78 million or $1.57 per share related to the impairment of its White Mesa Mill cash generating unit and $5.08 million due to an impairment test on an asset reclassified as an asset held for sale. For the 15 months ended December 31, 2013, the Company recorded an impairment loss of $60.26 million related to the impairment of its White Mesa Mill cash generating unit.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Revenues

The Company’s revenues from uranium are largely based on delivery schedules under long-term contracts, which can vary from quarter to quarter.

Revenues for the 12 months ended December 31, 2014 totaled $46.25 million, of which $45.76 million were sales of 800,000 pounds of uranium concentrates, all of which were pursuant to term contracts at an average price of $57.19 per pound. Revenues for the 15 months ended December 31, 2013 totaled $73.25 million (September 30, 2012 – $25.03 million), of which $63.73 million were sales of uranium concentrates, which included the sale of 956,668 pounds of U3O8 pursuant to term contracts at an average price of $56.47 per pound, the sale of 40,000 pounds of U3O8 on the spot market at an average price of $41.50, and the sale of 200,000 pounds of U3O8 to an existing term contract customer at an average price of $40.25 per pound. The 200,000 pound sale of U3O8 to an existing term contract customer was completed at a premium to the spot market price at the time, as the Company provided a discount on portions of its long-term contract deliveries in the years 2015 through 2017 to this customer.

Revenues for the 15 months ended December 31, 2013 also included the sale of $7.47 million and $1.72 million respectively of vanadium in the form of V2O5 and ferro vanadium. There were no vanadium sales in the 12 months ended December 31, 2014, as the Company is not producing vanadium at this time.

Operating Expenses

Production and Cost of Sales

For the 12 months ended December 31, 2014, the Company’s uranium production totaled 942,632 pounds of U3O8, of which 390,933 pounds were from alternate feed materials and other processing and 551,699 pounds were from the Company’s Arizona mines. 84,681 pounds of U3O8 were for the account of a third party. During the 15 months ended December 31, 2013, the Company processed conventional uranium and vanadium ores from the Company’s mines on the Colorado Plateau and conventional uranium ore from the Company’s Arizona mines, as well as alternate feed materials. For the 15 months ended December 31, 2013, uranium production totaled 1,235,000 pounds of U3O8, including 370,000 pounds from alternate feed materials, and vanadium production totaled 1,537,000 pounds of V2O5 of which some of the production was converted to ferro vanadium by third party convertors.

Cost of goods sold for the 12 months ended December 31, 2014 totaled $30.28 million, which consisted of $27.21 million of mining and milling production costs and costs related to the purchase of 300,000 pounds of U3O8 and $3.07 million of depreciation, depletion and amortization. Cost of goods sold for the 15 months ended December 31, 2013 totaled $67.78 million, which consisted of $56.80 million of mining and milling production costs, $7.71 million of depreciation and amortization and impairment of inventories of $3.27 million.

Impairment of property, plant and equipment

During the three months ended June 30, 2014, as a result of (a) the drop in the U3O8 spot and long-term prices from April 1, 2014 through July 31, 2014, (b) a significant deterioration in the Company’s expectation of future uranium prices, and (c) the Company’s expectation to place the White Mesa Mill and all associated mines that feed the White Mesa Mill (collectively referred to as the White Mesa Mill Cash Generating Unit – the “WMM CGU”) on standby once current planned near term production at the White Mesa Mill and the Pinenut mine has been completed, the Company tested its plant, property and equipment related to the WMM CGU for impairment. The Company estimated the fair value of the WMM CGU using discounted cash-flow analysis that utilized forecasts of estimated U3O8 prices and determined that the fair value less costs to sell the WMM CGU, were less than their aggregate carrying values. Accordingly, the Company recognized an impairment loss of $30.78 million. In December 2014, the Company believed it had a prospect to sell its interest in the Marquez Uranium Project (“Marquez”) for $0.50 million in cash and an underlying royalty. The Company tested the property for impairment and recognized an impairment loss of $5.08 million.

During the three month period ended September 30, 2013, as a result of the drop in the U3O8spot price from July 1, 2013 through September 30, 2013 and a 10% drop in the long-term price in September 2013 the Company tested its WMM CGU for impairment. The Company estimated the fair value of its mill and mines related to the WMM CGU using discounted cash-flow analysis that utilized forecasts of estimated U3O8 prices and determined that the fair value less costs to sell the mill, mineral properties and other property, plant and equipment, were in-excess of their aggregate carrying values. Accordingly, the Company recognized an impairment loss of $60.26 million.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Other than for the Marquez property, no other impairment was recorded with respect to the Company’s pre-development and non-operating properties in Wyoming and New Mexico, which are not a part of the WMM CGU.

Selling, General and Administrative

Selling, general and administrative expense includes costs associated with marketing uranium, the corporate general and administrative costs, and the non-cash costs of amortization of above-market sales contract value associated with the acquisition of Denison’s US Mining Division in June 2012. General and administrative expenses consist primarily of payroll and related expenses for personnel, contract and professional services, stock-based compensation expense and other overhead expenditures. Selling, general and administrative expenses totaled $15.51 million for the 12 months ended December 31, 2014 compared to $24.90 million for the 15 months ended December 31, 2013. These decreases are due to decreasing intangible asset amortization, selling expenses, and the one time payments due to the acquisition of Strathmore as explained further below.

Amortization of the intangible asset recorded for the U3O8 sales contract values in excess of spot price at the June 29, 2012 acquisition date of Denison’s US Mining Division totaled $3.89 million for the 12 months ended December 31, 2014 compared with $6.14 million for the 15 months ended December 31, 2013. The amount for each period is directly related to the revenue from uranium concentrate volumes sold each period (discussed above), as all the revenues earned for the periods are from the contracts acquired.

Selling expenses totaled $0.28 million for the 12 months ended December 31, 2014 compared to $1.25 million for the 15 months ended December 31, 2013. The decrease in all periods relates to the lack of vanadium revenue in the current year compared to last year, as vanadium revenue had higher selling expenses related to commissions and freight compared with the uranium selling expenses.

General and administrative expenses totaled $11.34 million for the 12 months ended December 31, 2014 compared to $15.09 million for the 15 months ended December 31, 2013. The decrease of $3.75 million is mainly attributable to the number of months in the fiscal periods for the years being different, 12 months in fiscal 2014 and 15 months in fiscal 2013.

Care and Maintenance Expenses

The Company’s Beaver, Pandora and Daneros mines were placed on standby in the last quarter of calendar year 2012, as a result of market conditions. In November 2013 the Company placed shaft sinking operations on its Canyon mine on standby, and in February 2014 the Company placed its Arizona 1 mine on standby. Costs related to the care and maintenance of these and other standby mines are generally decreasing due to the Company’s increased cost efficiencies, which are achieved once the mines are placed on standby. The increase in Care and maintenance expenses for the FY-2014 was due to costs associated with maintaining operational readiness at the White Mesa Mill of $2.53 million, a non-cash charge of $1.46 million for a change in decommission liabilities at the White Mesa Mill, combined with $3.01 million at the Company’s other standby mines. Care and maintenance expenses totaled $5.40 million for the 15 months ended December 31, 2013.

Other Income and Expenses

Finance expense was $1.54 million for the 12 months ended December 31, 2014, and consists primarily of interest expense of $1.69 million and accretion expense related to the decommissioning liability of $0.40 million, partially offset by an increase in the mark-to-market values of the Company’s Debentures totaling $0.30 million, and a gain on the sale of marketable securities of $0.20 million.

Net finance income totaled $0.96 million for the 15 months ended December 31 and consists of a change in the mark-to-market values of the Debentures totaling $2.74 million, interest income of $0.65 million and a gain on foreign exchange of $0.50 million, partially offset by interest expense incurred on the Debentures of $1.97 million, accretion expense related to the decommissioning liability of $0.42 million, and change in value of marketable securities of $0.54 million.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

USE OF PROCEEDS FROM PUBLIC OFFERING

The following table outlines the proposed use of funds for direct project categories (excluding general working capital) from the net proceeds received from the October 15, 2013 public offering as compared to the actual expenses incurred to December 31, 2014.

	Estimated	Actual Costs Incurred
Use of Financing Net Proceeds (000's)	Allocation of Net	to December 31,
(excluding General Working Capital)	Proceeds	2014

Continued exploration and development of the Company's Roca Honda, Sheep Mountain, Gas Hills, Juniper Ridge and Canyon Mine mineral properties	$2,500	$2,500
Identification and evaluation of future potential mineral property acquisitions	750	402
	$3,250	$2,902

LIQUIDITY AND CAPITAL RESOURCES

At December 31, 2014, the Company had working capital of $38.60 million including $10.41 million in cash and 808,210 pounds of finished goods inventory. The Company believes it has sufficient cash and resources to carry out its business plan beyond calendar year 2015.

Cash and Financial Condition

Cash and cash equivalents were $10.41 million at December 31, 2014, compared to $6.63 million at December 31, 2013. The increase of $3.78 million was due primarily to cash provided by investing activities of $9.41 million partially offset by cash used in operations of $4.35 million, financing activities of $1.14 million and loss on foreign exchange on cash held of $0.13 million.

Net cash provided by investing activities was $9.41 million, which was primarily related to cash received of $9.33 million from a reduction in the collateral required to secure mine and mill reclamation bonds posted by the Company, cash received from the sale of property, plant and equipment of $0.23 million, proceeds from sale of marketable securities of $0.40 million, and cash received on assets held for sale of $2.00 million, partially offset by expenditures for property, plant and equipment of $1.05 million and exploration, evaluation, permitting and development activities of $1.49 million.

Net cash used in financing activities totaled $1.14 million consisting primarily of $1.61 million payment of interest on the Debentures, $0.13 million repayment of borrowings, partially offset by $0.60 million from the issue of common shares from the exercise of warrants and options.

Net cash used in operating activities of $4.35 million is comprised of the net loss of $43.61 million for the period adjusted for non-cash items and for changes in working capital items. Significant items not involving cash were a $35.86 million impairment of property, plant and equipment, a $7.17 million depreciation and amortization of property, plant and equipment and intangible assets, a $1.54 million non-cash effect of finance expense, and $1.41 million related to stock based compensation.

Contractual Obligations

The Company enters into commitments with federal and state agencies and private individuals to lease mineral rights. These leases are renewable annually and are expected to total $1.47 million for the year ended December 31, 2015.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

The Company is committed to payments under various operating leases and purchase agreements. Additionally, the Company is obligated to complete certain mill and mine reclamation during operations and upon completion of mining or milling operations at each site. The future minimum payments are as follows:

	2015	2016	2017	2018	2019	Thereafter	Total
As at December 31,	$	$	$	$	$	$	$
Rent	304	311	291	-	-	-	906
Office expenses	31	15	-	-	-	-	46
Consumable materials contracts	1,427	-	-	-	-	-	1,427
U3O8 purchase contracts (1)	11,813	-	-	-	-	-	11,813
Decommissioning liabilities	716	-	-	-	-	26,009	26,725
	14,291	326	291	-	-	26,009	40,917

(1)	Contract for the purchase of 300,000 pounds of U3O8 that will be delivered to a customer in FY-2015 under one of its long-term contracts.

The Company will continue to prudently evaluate its contractual obligations with respect to mineral properties as well as other associated commitments with an eye towards deferring those expenses which do not meet certain criteria. In addition, since the majority of the exploration commitments are optional, the Company could choose to mitigate or eliminate the obligation by opting out of the lease or claim.

Contingencies

Legal matters

In November, 2012, the Company was served with a Plaintiff’s Original Petition and Jury Demand in the District Court of Harris County, Texas, claiming unspecified damages from the disease and injuries resulting from mesothelioma from exposure to asbestos, which the Plaintiff claims was contributed to by being exposed to asbestos products and dust while working at the White Mesa Mill. The Company does not consider this claim to have any merit, and therefore does not believe it will materially affect the Company’s financial position, results of operations or cash flows. In January, 2013, the Company filed a Special Appearance challenging jurisdiction and certain other procedural matters relating to this claim.

In January, 2013, the Ute Mountain Ute tribe filed a Petition to Intervene and Request for Agency Action challenging the Corrective Action Plan approved by the State of Utah Department of Environmental Quality (“UDEQ”) relating to nitrate contamination in the shallow aquifer at the White Mesa Mill site. This challenge is currently being evaluated, and may involve the appointment of an administrative law judge to hear the matter. The Company does not consider this action to have any merit. If the petition is successful, the likely outcome would be a requirement to modify or replace the existing Corrective Action Plan. At this time, the Company does not believe any such modification or replacement would materially affect the Company’s financial position, results of operations or cash flows. However, the scope and costs of remediation under a revised or replacement Corrective Action Plan have not yet been determined and could be significant.

In April 2014, the Grand Canyon Trust filed a citizen suit in federal district court for alleged violations of the Clean Air Act at the White Mesa Mill. In October 2014, the plaintiffs were granted leave by the court to add further purported violations to their April 2014 suit. The Complaint, as amended, alleges that radon from one of the Mill’s tailings impoundments exceeded the standard; that the mill is in violation of a requirement that only two tailings impoundments may be in operation at any one time; and that certain other violations related to the manner of measuring and reporting radon results from one of the tailings impoundments occurred in 2013. The Complaint asks the court to impose injunctive relief, civil penalties of up to $37,500 per day per violation, costs of litigation including attorneys’ fees, and other relief. The Company believes the issues raised in the Complaint are being addressed through the proper regulatory channels and that the Company is currently in compliance with all applicable regulatory requirements relating to those matters. The Company intends to defend against all issues raised in the Complaint.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

In March, 2013, the Center for Biological Diversity, the Grand Canyon Trust, the Sierra Club and the Havasupai Tribe (the “Plaintiffs”) filed a complaint in the U.S. District Court for the District of Arizona (the “District Court”) against the Forest Supervisor for the Kaibab National Forest and the U.S. Forest Service (the “USFS”) seeking an order (a) declaring that the USFS failed to comply with environmental, mining, public land, and historic preservation laws in relation to the Company’s Canyon mine, (b) setting aside any approvals regarding exploration and mining operations at the Canyon mine, and (c) directing operations to cease at the mine and enjoining the USFS from allowing any further exploration or mining-related activities at the Canyon mine until the USFS fully complies with all applicable laws. In April 2013, the Plaintiffs filed a Motion for Preliminary Injunction, which was denied by the District Court in September, 2013. In October 2013, the Plaintiffs appealed the District Court’s Order to the 9th Circuit Court of Appeals, and filed two Emergency Motions for an Injunction Pending Appeal. In November 2013, the Company entered into a stipulation agreement with the Plaintiffs, which was extended in November 2014, under which the Company has agreed to keep shaft sinking operations on standby until the earlier of the date the District Court issues a final appealable order on the merits of the Plaintiffs’ claims, or April 15, 2015, and the Plaintiffs have agreed to stay their appeal and Emergency Motions. In the meantime, proceedings on the merits of the case are ongoing. Oral arguments were heard on March 18, 2015, and a judgment is expected by the end of second quarter 2015. If the Plaintiffs are successful on the merits, the Company may be required to maintain the mine on standby pending resolution of the matter. Such a required prolonged stoppage of mine development and mining activities could have a significant impact on future operations of the Company.

In January, 2014 the Acoma Pueblo filed a notice of appeal and separately filed a Complaint for Declaratory Judgment, in the Eleventh Judicial District Court of McKinley County, New Mexico, challenging the permit to dewater certain aquifers underlying the Company’s proposed Roca Honda uranium mine site. The Company does not believe the appeal and Complaint have merit and intends to defend against those actions. If the appeal is successful, the likely outcome would be remand of the permit back to the State Engineer for reconsideration or possible withdrawal of the permit. The Company does not believe any such outcome would materially affect the Company’s financial position, results of operations or cash flows. At the request of the parties, on July 10, 2014, the Court issued an Order staying these proceedings for 90 days, which was extended by the Court on October 10, 2014 and January 12, 2015, in each case for a further 90 days, pending settlement negotiations of the parties. On February 27, 2015, the parties settled this dispute, and the Acoma Pueblo has agreed to dismiss its appeal and Complaint.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

DIVIDENDS

The Company has not paid dividends in the past and it does not expect to pay dividends in the near future. If the Company generates earnings in the future, it expects that they will be retained to finance further growth. The directors of the Company will determine if and when dividends will be declared and paid in the future based on the Company’s financial position at the relevant time.

OUTSTANDING SHARE DATA –

At March 18, 2015, there were 19,677,552 common shares issued and outstanding, 1,079,069 warrants issued and outstanding to purchase a total of 1,079,069 common shares, and 985,262 stock options outstanding to purchase a total of 985,262 common shares and 153,850 restricted share units for a total of 21,993,133 common shares on a fully-diluted basis. In addition, at December 31, 2014, there were 22,000 Debentures outstanding, convertible into a total of 1,466,667 common shares.

CONTROLS AND PROCEDURES

In compliance with the requirements of National Instrument 52-109, our Certifying Officers have reviewed and certified the Consolidated Financial Statements for the year ended December 31, 2014, together with other financial information included in our securities filings. Our Certifying Officers have also certified that disclosure controls and procedures (“DC&P”) have been designed to provide reasonable assurance that material information relating to our company is made known within our company. Further, our Certifying Officers have certified that internal controls over financial reporting (“ICFR”) have been designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Consolidated Financial Statements. Based on the evaluation of the design and operating effectiveness of our company's DC&P and ICFR, our Certifying Officers concluded that our company's DC&P and ICFR were effective as at December 31, 2014.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

During the year ended December 31, 2014, there were no changes in the Company’s internal control over financial reporting that materially affected, or are likely to materially affect, the Company’s internal control over financial reporting.

CORPORATE GOVERNANCE POLICIES

The disclosure required pursuant to National Instrument 58-101 – Disclosure of Corporate Governance Practices will be made by the Company in its Management Information Circular for its Annual General Meeting to be held in 2015, which will be made available to shareholders and filed on SEDAR and EDGAR for internet access for public viewing.

Critical accounting estimates and judgments

The preparation of these consolidated financial statements in accordance with IFRS requires the use of certain critical accounting estimates and judgments that affect the amounts reported. It also requires management to exercise judgment in applying the Company’s accounting policies. These judgments and estimates are based on management’s best knowledge of the relevant facts and circumstances taking into account previous experience. Although the Company regularly reviews the estimates and judgments made that affect these financial statements, actual results may be materially different.

Significant estimates made by management include:

a.	Reserves and resources

Proven and probable reserves are the economically mineable parts of the Company’s measured and indicated mineral resources demonstrated by at least a preliminary feasibility study. The Company estimates its proven and probable reserves and measured, indicated and inferred mineral resources based on information compiled by appropriately qualified persons. The information relating to the geological data on the size, depth and shape of the ore body requires complex geological judgments to interpret the data. The estimation of future cash flows related to proven and probable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the proven and probable reserves or measured, indicated and inferred mineral resources estimates may impact the carrying value of property, plant and equipment, goodwill, reclamation and remediation obligations, recognition of deferred tax amounts and depreciation, depletion and amortization.

b.	Depreciation, depletion and amortization of property, plant and equipment

Property, plant and equipment comprise a large component of the Company’s assets and, as such, the depreciation and amortization of those assets have a significant effect on the Company’s financial statements. Depreciation and amortization of property, plant and equipment used in production is calculated on a straight line basis or a unit-of-production basis as appropriate.

Plant and equipment assets depreciated using a straight-line basis results in the allocation of production costs evenly over the assets useful life defined as a period of time. Plant and equipment assets depreciated on a units-of-production basis results in the allocation of production costs based on current period production in proportion to total anticipated production from the facility.

Mineral property assets are amortized using a unit-of-production basis that allocates the cost of the asset to production cost based on the current period’s mined ore as a proportion of the total estimated resources in the related ore body. The process of making these estimates requires significant judgment in evaluating and assessing available geological, geophysical, engineering and economic data, projected rates of production, estimated commodity price forecasts and the timing of future expenditures, all of which are, by their very nature, subject to interpretation and uncertainty.

Changes in these estimates may materially impact the carrying value of the Company’s property, plant and equipment and the recorded amount of amortization, depletion and depreciation.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

c.	Valuation of long-lived assets

The Company undertakes a review of the carrying values of property, plant and equipment and intangibles whenever events or changes in circumstances indicate that their carrying values may exceed their estimated net recoverable amounts determined by reference to estimated future operating results and discounted net cash flows. An impairment loss is recognized when the carrying value of those assets is not recoverable. In undertaking this review, the management of the Company is required to make significant estimates of, amongst other things, future production and sale volumes, forecast commodity prices, future operating and capital costs and reclamation costs to the end of the mine or mill’s life. These estimates are subject to various risks and uncertainties, which may ultimately have an effect on the expected recoverability of the carrying values of plant, property and equipment and intangibles.

d.	Business combinations

Management uses judgment in applying the acquisition method of accounting for business combinations and in determining fair values of the identifiable assets and liabilities acquired. The value placed on the acquired assets and liabilities, including identifiable intangible assets, will have an effect on the amount of goodwill or bargain purchase gain that the Company may record on an acquisition. Changes in economic conditions, commodity prices and other factors between the date that an acquisition is announced and when it finally is consummated can have a material difference on the allocation used to record a preliminary purchase price allocation versus the final purchase price allocation which can take up to one year after acquisition to complete.

e.	Decommissioning liabilities

Decommissioning liabilities are recorded as a liability when the asset is initially constructed. The Company has accrued its best estimate of its share of the cost to decommission its mining and milling properties in accordance with existing laws, contracts and other policies. The estimate of future costs involves a number of estimates relating to timing, type of costs, mine closure plans, and review of potential methods and technical advancements. Furthermore, due to uncertainties concerning environmental remediation, the ultimate cost of the Company’s decommissioning liability could differ from amounts provided. The estimate of the Company’s obligation is subject to change due to amendments to applicable laws and regulations and as new information concerning the Company’s operations becomes available. The Company is not able to determine the impact on its financial position, if any, of environmental laws and regulations that may be enacted in the future.

f.	Determination of significant influence

Management determines its ability to exercise significant influence over an investment in shares of other companies by looking at its percentage interest and other qualitative factors including but not limited to its voting rights, representation on the board of directors, participation in policy-making processes material transactions between the Company and the associate, interchange of managerial personnel, provision of essential technical information and operating involvement.

g.	Determination whether an acquisition represents a business combination or asset purchase

Management determines whether an acquisition represent a business combination or asset purchase by considering the stage of exploration and development of an acquired operation. Consideration is given to whether the acquired properties include mineral reserves or mineral resources, in addition to the permitting required and results of economic assessments.

Future Accounting Changes

The IASB issued the following new and revised standards and amendments, which are not yet effective which may have future applicability to the Company:

IFRS 15 Revenue from Contracts with Customers

On May 28, 2014 the IASB issued IFRS 15 Revenue from Contracts with Customers. The new standard is effective for annual periods beginning on or after January 1, 2017. Earlier application is permitted. IFRS 15 will replace IAS 11 Construction Contracts, IAS 18 Revenue, IFRIC 13 Customer Loyalty Programmes, IFRIC 15 Agreements for the Construction of Real Estate, IFRIC 18 Transfer of Assets from Customers, and SIC 31 Revenue – Barter Transactions Involving Advertising Services. The Company intends to adopt IFRS 15 in its financial statements for the annual period beginning on January 1, 2017. The extent of the impact of adoption of the standard has not yet been determined.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

IFRS 9 Financial Instruments

On July 24, 2014 the IASB issued the complete IFRS 9 (IFRS 9 (2014)). IFRS 9 (2014) introduces new requirements for the classification and measurement of financial assets. Under IFRS 9 (2014), financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. The Company intends to adopt IFRS 9 (2014) in its financial statements for the annual period beginning on January 1, 2018. The extent of the impact of adoption of the standard has not yet been determined.

Amendments to IFRS 11

On May 6, 2014 the IASB issued Accounting for Acquisitions of Interests in Joint Operations (Amendments to IFRS 11). The amendments require business combination accounting to be applied to acquisitions of interests in a joint operation that constitute a business. The amendments apply prospectively for annual periods beginning on or after January 1, 2016. The Company intends to adopt the amendments to IFRS 11 in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

Amendments to IAS 16 and IAS 38

On May 12, 2014 the IASB issued amendments to IAS 16 Property, Plant and Equipment and IAS 38 Intangible Assets. The amendments made to IAS 16 explicitly state that revenue-based methods of depreciation cannot be used for property, plant and equipment. This is because such methods reflect factors other than the consumption of economic benefits embodied in the asset. The amendments in IAS 38 introduce a rebuttable presumption that the use of revenue-based amortization methods for intangible assets is inappropriate. This presumption could be overcome only when revenue and consumption of the economic benefits of the intangible asset are highly correlated or when the intangible asset is expressed as a measure of revenue. The Company intends to adopt the amendments to IAS 16 and IAS 38 in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

Amendments to IFRS 10 and IAS 28

On September 11, 2014 the IASB issued Sale or Contribution of Assets between an Investor and its Associate or Joint Venture (Amendments to IFRS 10 and IAS 28). The amendments address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28 (2011), in dealing with the sale or contribution of assets between an investor and its associate or joint venture (JV). Specifically, under the existing consolidation standard the parent recognises the full gain on the loss of control, whereas under the existing guidance on associates and JVs the parent recognises the gain only to the extent of unrelated investors’ interests in the associate or JV. The main consequence of the amendments is that a full gain/loss is recognised when the assets transferred meet the definition of a ‘business’ under IFRS 3 Business Combinations. A partial gain/loss is recognised when the assets transferred do not meet the definition of a business, even if these assets are housed in a subsidiary. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

Amendments to IAS 1

On December 18, 2014 the IASB issued amendments to IAS 1 Presentation of Financial Statements as part of its major initiative to improve presentation and disclosure in financial reports (the “Disclosure Initiative”). These amendments will not require any significant change to current practice, but should facilitate improved financial statement disclosures. The Company intends to adopt these amendments in its financial statements for the annual period beginning on January 1, 2016. The extent of the impact of adoption of the amendments has not yet been determined.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

ENVIRONMENTAL RESPONSIBILITY

Energy Fuels periodically reviews the anticipated costs of decommissioning and reclaiming its mill and mine sites as part of its environmental planning process. Further, the Company formally reviews the White Mesa Mill’s reclamation estimate annually with applicable regulatory authorities. The undiscounted mill and mine reclamation estimates at December 31, 2014 were $26.73 million, which are expected to be sufficient to cover the projected future costs for reclamation of the White Mesa Mill and mine operations. However, there can be no assurance that the ultimate cost of such reclamation obligations will not exceed the estimated liability contained in the Company’s financial statements.

The Company has posted cash bonds and surety bonds supported by collateralized trust funds as security for these liabilities. At December 31, 2014, the amount of these restricted cash and investments collateralizing the Company’s reclamation obligations was $16.15 million.

Prior to Energy Fuels acquisition of the US Mining Division, chloroform contamination in the shallow aquifer at the White Mesa mill site was discovered. The contamination appears to have resulted from the operation of a temporary laboratory facility that was located at the site prior to and during the construction of the mill facility, and from septic drain fields that were used for laboratory and sanitary wastes prior to construction of the Mill’s tailings cells. In April 2003, Denison commenced an interim remedial program of pumping the chloroform contaminated water from the groundwater to the mill’s tailings cells. This action enables Energy Fuels to begin cleanup of the contaminated areas and to take a further step towards resolution of this outstanding issue. Pumping from the wells continued in 2014. Energy Fuels is continuing to work with the State of Utah to develop a long-term Corrective Action Plan (“CAP”), which is currently being prepared by the State. While the investigations to date indicate that this chloroform contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

Elevated concentrations of nitrate and chloride were observed in some of the monitoring wells at the White Mesa Mill site in 2008 a number of which are upgradient of the mill’s tailings cells. Pursuant to a Stipulated Consent Agreement with UDEQ, Denison retained INTERA, Inc., an independent professional engineering firm, to investigate these elevated concentrations and to prepare a Contamination Investigation Report for submittal to UDEQ. The investigation was completed in 2009, and the Contamination Investigation Report was submitted to UDEQ in January 2010. INTERA concluded in the Report that: (1) the nitrate and chloride are co-extensive and appear to originally come from the same source; and (2) the source is upgradient of the Mill property and is not the result of Mill activities. UDEQ reviewed the Report, and concluded that further investigations were required before it could determine the source of the contamination and the responsibility for cleanup. Such investigations were performed in 2010 and 2011, but were considered to be inconclusive by UDEQ. As a result, after the investigations, it was determined that there are site conditions that make it difficult to ascertain the source(s) of contamination at the site, and that it was not possible at that time to determine the source(s), causes(s), attribution, magnitudes of contribution, and proportion(s) of the local nitrate and chloride in groundwater. For those reasons, UDEQ decided that it could not eliminate mill activities as a potential cause, either in full or in part, of the contamination. The Company and UDEQ have therefore agreed that resources are better spent in developing a CAP, rather than continuing with further investigations as to the source(s) and attribution of the groundwater contamination. Pursuant to a revised Stipulated Consent Agreement, Denison submitted a draft CAP for remediation of the contamination to UDEQ in November 2011. The CAP proposes a program of pumping the nitrate contaminated groundwater to the mill’s tailings cells, similar to the chloroform remedial program. UDEQ approved the CAP on December 12, 2012. In accordance with the CAP, in 2013 the Company commenced pumping nitrate/chloride contaminated water from four monitoring wells for use in mill processing or discharge into the Mill’s process or tailings cells. Although the contamination appears to be contained in a manageable area, the scope and costs of final remediation have not yet been determined and could be significant.

During 2011, 2012, and 2013, the White Mesa Mill reported consecutive exceedances of groundwater compliance limits (“GWCLs”) under the White Mesa Mill’s Groundwater Discharge Permit (“GWDP”) for several constituents in several wells, and there are decreasing trends in pH in a number of wells across the site that have caused the pH in a number of compliance monitoring wells to have dropped below their GWCLs. These exceedances and pH trends include wells that are up-gradient of the Mill facilities, far down-gradient of the Mill site and at the site itself. These consecutive exceedances of GWCLs have resulted in violations of the GWDP. Source Assessment Reports were submitted in 2012 and 2013 addressing each exceedance and the decreasing trends in pH at the site. UDEQ has accepted the Source Assessment Report, and has concluded that such exceedances and decreasing trends in pH are due to natural background influences at the site. UDEQ has agreed to revise the GWCLs in the GWDP to account for these background influences, which would put those constituents, including pH at the site, back into compliance.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

The White Mesa Mill monitors radon flux from tailings Cells 2 and 3, in the case of Cell 3 to comply with, and in the case of Cell 2, which is in closure, consistent with, the NESHAPs requirements of the Clean Air Act. The radon flux from Cell 2 exceeded the regulatory threshold beginning with the June 2012 sampling event and continued to climb during subsequent sampling events, which is believed to be due to the aggressive dewatering of the slimes drain solution level in Cell 2 to comply with the Mill’s GWDP. Consistent with the regulations, the Company initiated monthly monitoring of Cell 2 radon flux in April 2013. In order to address the Cell 2 radon exceedances, in 2013 the Company commenced placement of additional cover materials over areas showing high radon emissions, to mitigate the radon flux from Cell 2. Monthly monitoring indicated that the radon flux from Cell 2 had dropped below the compliance threshold and, by a letter dated July 23, 2014, UDEQ has determined that Cell 2 is now in compliance.

RESEARCH AND DEVELOPMENT

The Company does not have a formal research and development program. Process development efforts expended in connection with processing alternate feed materials are included as a cost of processing. Process development efforts expended in the evaluation of potential alternate feed materials that are not ultimately processed at the mill are included in mill overhead costs. The Company does not rely on patents or technological licenses in any significant way in the conduct of its business.

MANAGEMENT OF CAPITAL

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to maintain the Company’s production capabilities, pursue the permitting, development and exploration of its mineral properties, and to maintain a flexible capital structure which optimizes the costs of capital at an acceptable risk.

The Company depends on current production and sales as well as external financing to fund its activities. In the past, the Company depended entirely on external financing to fund operating and development activities. The capital structure of the Company currently consists of cash and cash equivalents, inventory, common shares, Debentures, warrants, and stock options. Changes in the equity accounts of the Company are disclosed in Note 18 of the audited financial statements. The Company manages the capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust the capital structure, the Company may issue new shares. The Company may require access to equity and credit markets to fund continued production, exploration and development of its mineral properties and the future growth of the business. The Company is not subject to externally imposed capital requirements. In order to facilitate the management of its capital requirements, the Company prepares annual expenditure budgets, which are approved by the Board of Directors and updated as necessary depending on various factors, including capital deployment and general industry conditions.

The Company is required by regulatory agencies to provide surety bonds totaling $26.7 million to cover the estimated reclamation costs for mining, milling, exploration and development, including the White Mesa Mill decommissioning obligation and the decommissioning obligations at the Company’s other mines.

ADDITIONAL IFRS FINANCIAL PERFORMANCE MEASURES

The Company has included the additional IFRS measure “Gross Profit” in the financial statements. Management noted that “Gross Profit” provides useful information to investors as an indication of the Company’s principal business activities before consideration of how those activities are financed, sustaining capital expenditures, corporate and exploration and evaluation expenses, finance income and costs, and taxation.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a)	Fair value hierarchy:

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy establishes the significance of the inputs used in making fair value measurements. The fair value of financial assets and financial liabilities included in Level 1 are determined by reference to quoted prices in active markets for identical assets and liabilities.

The fair value of financial assets and financial liabilities in Level 2 include valuations using inputs based on observable market data, either directly or indirectly, other than quoted prices. Level 3 valuations are based on inputs that are not based on observable market data. The Company has no financial instruments measured at fair value categorized in Level 2 or 3 (valuation technique using non-observable market inputs) as at December 31, 2014.

(b)	Fair values:

As at December 31, 2014, the fair values of cash and cash equivalents, restricted cash, short-term deposits, receivables, accounts payable and accrued liabilities approximate their carrying values because of the short-term nature of these instruments.

Financial assets and financial liabilities measured at fair value on a recurring basis include:

	Level 1	Level 2	Level 3	Total
Marketable securities	284	-	-	284
Convertible debentures	15,740	-	-	15,740
	$16,024	$-	$-	$16,024

(c)	Credit risk:

Credit risk relates to cash and cash equivalents and trade and other receivables and arises from the possibility that any counterparty to an instrument fails to perform. The Company only transacts with highly-rated counterparties and a limit on contingent exposure has been established for any counterparty based on that counterparty’s credit rating. The Company’s sales are attributable mainly to three multinational utilities. As at December 31, 2014, the Company’s maximum exposure to credit risk was the carrying value of cash and cash equivalents, trade receivables and taxes recoverable.

(d)	Liquidity risk:

Liquidity risk is the risk the Company will not be able to meet the obligations associated with its financial liabilities. The Company manages liquidity risk through the management of its capital structure. The Company has $38.60 million of working capital as at December 31, 2014 (December 31, 2013 - $33.48 million). Accounts payable and accrued liabilities, current portion of notes payable and current taxes payable are due within the current operating year. The Company’s financial liabilities and other commitments are listed in Notes 13 and 20.

The following are the contractual maturities of financial liabilities (undiscounted) outstanding as at December 31, 2014:

	< 1 year	1 to 2 years	2 to 5 years		Thereafter	Total
Accounts payable and accrued liabilities	$4,743	$-	$-	$	- $	4,743
Loans and borrowings	$1,622	$1,612	$16,546		$-	19,780
	$6,365	$1,612	$16,546	$	- $	24,523

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

(e)	Foreign Currency Risk:

The foreign exchange risk relates to the risk that the value of financial commitments, recognized assets or liabilities will fluctuate due to changes in foreign currency rates. The Company does not use any derivative instruments to reduce its exposure to fluctuations in foreign currency exchange rates.

The following table summarizes, in United States dollar equivalents, the Company’s major foreign currency (Cdn$) exposures as of December 31, 2014:

Cash and cash equivalents	$1,248
Accounts payable and accrued liabilities	(801)
Loans and borrowings	(15,740)
Total	$(15,293)

The table below summarizes a sensitivity analysis for significant unsettled currency risk exposure with respect to the Company’s financial instruments as at December 31, 2014 with all other variables held constant. It shows how net income would have been affected by changes in the relevant risk variable that were reasonably possible at that date.

	Change for	Increase (decrease) in other
	Sensitivity Analysis	comprehensive income
Strengthening net earnings	+1% change in U.S. dollar	$206
Weakening net earnings	-1% change in U.S. dollar	($206)

f)	Interest rate risk:

The Company is also exposed to an interest rate risk associated with the convertible debentures which is based on the spot market price of U3O8. The Company does not use derivatives to manage interest rate risk. The following chart displays the interest rate at various U3O8 price levels.

UxC U3O8 Weekly Indicator Price	Annual Interest Rate
Up to $54.99	8.50%
$55.00 – $59.99	9.00%
$60.00 – $64.99	9.50%
$65.00 – $69.99	10.00%
$70.00 – $74.99	10.50%
$75.00 – $79.99	11.00%
$80.00 – $84.99	11.50%
$85.00 – $89.99	12.00%
$90.00 – $94.99	12.50%
$95.00 – $99.99	13.00%
$100 and above	13.50%

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

(g)	Capital management:

The Company’s objectives, when managing capital, are to safeguard cash as well as maintain financial liquidity and flexibility in order to preserve its ability to meet financial obligations and deploy capital to develop its mining properties into production and to maintain investor, creditor and market confidence to sustain the future development of the business. The Company considers its capital structure to include share capital and working capital.

	December 31,	December 31,
	2014	2013
	$	$
Working Capital	38,604	33,481
Shareholders' equity	96,858	137,133

The Company’s financial strategy is designed to maintain a flexible capital structure consistent with the objectives stated above and to respond to business growth opportunities and changes in economic conditions. In order to maintain or adjust its capital structure, the Company may, from time to time, issue new shares, issue new debt (secured, unsecured, convertible and/or other types of debt instruments), acquire or dispose of assets or adjust its capital spending to manage its ability to continue as a going concern.

As of December 31, 2014, the Company is not subject to any externally imposed capital requirements.

RISK FACTORS

There are a number of factors that could negatively affect Energy Fuels’ business and the value of its securities, including the factors listed below. The following information pertains to the outlook and conditions currently known to Energy Fuels that could have a material impact on the financial condition of Energy Fuels. Other factors may arise in the future that are currently not foreseen by management of Energy Fuels that may present additional risks in the future. Current and prospective security holders of Energy Fuels should carefully consider these risk factors.

Uranium and Vanadium Price Fluctuations

The results of the Company’s operations are significantly affected by the market price of uranium and vanadium which are cyclical and subject to substantial price fluctuations. The Company’s earnings and operating cash flow are and will be particularly sensitive to the change in the long and short term market price of uranium and vanadium. Among other factors, these prices also affect the value of the Company’s resources, reserves and inventories, as well as the market price of the Company’s common shares.

Market prices are affected by numerous factors beyond the Company’s control. With respect to uranium, such factors include, among others: demand for nuclear power; political and economic conditions in uranium producing and consuming countries; public and political response to a nuclear incident; reprocessing of used reactor fuel, the re-enrichment of depleted uranium tails and the enricher practice of underfeeding; sales of excess civilian and military inventories (including from the dismantling of nuclear weapons; the premature decommissioning of nuclear power plants; and from the build-up of Japanese utility uranium inventories as a result of the Fukushima incident) by governments and industry participants; uranium supply, including the supply from other secondary sources; and production levels and costs of production. With respect to vanadium, such factors include, among others: demand for steel; the potential for vanadium to be used in advanced battery technologies; political and economic conditions in vanadium producing and consuming countries; world production levels; and costs of production. Other factors relating to both the price of uranium and vanadium include: levels of supply and demand for a broad range of industrial products; substitution of new or different products in critical applications for the Company’s existing products; expectations with respect to the rate of inflation; the relative strength of the US dollar and of certain other currencies; interest rates; global or regional political or economic crises; regional and global economic conditions; and sales of uranium and vanadium by holders in response to such factors. If prices should decline below the Company’s cash costs of production and remain at such levels for any sustained period, the Company may determine that it is not economically feasible to continue commercial production at any or all of the Company’s mines or other facilities and may also be required to look for alternatives other than cash flow to maintain the Company’s liquidity until prices recover. The Company’s expected levels of production and business activity are dependent on the Company’s and industry’s expectations of uranium and vanadium prices, which may not be realized or may change. In the event the Company concludes that a significant deterioration in expected future uranium prices has occurred, the Company will assess whether an impairment allowance is necessary which, if required, could be material.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

The recent fluctuations in the price of many commodities is an example of a situation over which the Company has no control and which could materially adversely affect the Company in a manner for which it may not be able to compensate. There can be no assurance that the price of any minerals produced from the Company’s properties will be such that any deposits can be mined at a profit.

The Company’s profitability is directly related to the market price of uranium and vanadium produced. The Company may from time to time undertake commodity and currency hedging programs, with the intention of maintaining adequate cash flows and profitability to contribute to the long term viability of the business. The Company anticipates selling forward in the ordinary course of business if, and when, the Company has sufficient assets and production to support forward sale arrangements. There are, however, risks associated with forward sale programs. If the Company does not have sufficient production to meet its forward sale commitments, it may have to buy or borrow (for later delivery back from production) sufficient product in the spot market to deliver under the forward sales contracts, possibly at higher prices than provided for in the forward sales contracts, or potentially default on such deliveries. In addition, under forward contracts, the Company may be forced to sell at prices that are lower than the prices that may be available on the spot market when such deliveries are completed. Although the Company may employ various pricing mechanisms within its sales contracts to manage its exposure to price fluctuations, there can be no assurance that such mechanisms will be successful.

Term Sales Contracts

The Company has entered into term sales contracts for a portion of its uranium production. Those contracts, which have historically resulted in uranium sales at prices in excess of spot prices, have fixed terms. There can be no guarantee that the Company will be able to extend the terms of those contracts or enter into new term sales contracts in the future on terms and conditions suitable to the Company. The failure to renew existing term sales contracts or enter into new term sales contracts on suitable terms could adversely impact the Company’s operations and production decisions, and resulting cash flows and income.

Global Economic Conditions

In the event of a general economic downturn or a recession, there can be no assurance that the business, financial condition and results of operations of the Company would not be materially adversely affected. During the past several years, the global economy faced a number of challenges. During, the global financial crisis of 2007-8 economic problems in the United States and Eurozone caused a deterioration in the global economy, as numerous commercial and financial enterprises either went into bankruptcy or creditor protection or had to be rescued by governmental authorities. Access to public financing was negatively impacted by sub-prime mortgage defaults in the United States, the liquidity crisis affecting the asset-backed commercial paper and collateralized debt obligation markets, and massive investment losses by banks with resultant recapitalization efforts. Although economic conditions have shown improvement in recent years, the global recovery from the recession has been slow and uneven. The effects of the global financial crisis continue to limit growth. In addition, increasing levels of government debt, slowing economic growth in certain key regions including China, the threat of sovereign defaults including Greece, and political instability in Eastern Europe continue to weigh on markets. These factors continue to impact commodity prices, including uranium and vanadium, as well as currencies and global debt and stock markets.

These factors may impact the Company’s ability to obtain equity, debt or bank financing on terms commercially reasonable to the Company, or at all. Additionally, these factors, as well as other related factors, may cause decreases in asset values that are deemed to be other than temporary, which may result in impairment losses. If these increased levels of volatility and market turmoil continue, or there is a material deterioration in general business and economic conditions, the Company’s operations could be adversely impacted and the trading price of the Company’s securities could continue to be adversely affected.

Market Price of Shares

Securities of mining companies have experienced substantial volatility in the past, often based on factors unrelated to the financial performance or prospects of the companies involved. These factors include macroeconomic conditions in North America and globally, and market perceptions of the attractiveness of particular industries. The price of the Company’s securities is also likely to be significantly affected by short-term changes in uranium and vanadium prices, changes in industry forecasts of uranium and vanadium prices, other mineral prices, currency exchange fluctuation, or in its financial condition or results of operations as reflected in its periodic earnings reports. Other factors unrelated to the performance of the Company that may have an effect on the price of the securities of the Company include the following: the extent of analytical coverage available to investors concerning the business of the Company may be limited if investment banks with research capabilities do not follow the Company’s securities; lessening in trading volume and general market interest in the Company’s securities may affect an investor's ability to trade significant numbers of securities of the Company; the size of the Company’s public float and its inclusion in market indices may limit the ability of some institutions to invest in the Company's securities; and a substantial decline in the price of the securities of the Company that persists for a significant period of time could cause the Company’s securities to be delisted from an exchange, further reducing market liquidity. If an active market for the securities of the Company does not continue, the liquidity of an investor's investment may be limited and the price of the securities of the Company may decline. If an active market does not exist, investors may lose their entire investment in the Company. As a result of any of these factors, the market price of the securities of the Company at any given point in time may not accurately reflect the long-term value of the Company. Securities class-action litigation often has been brought against companies in periods of volatility in the market price of their securities, and following major corporate transactions or mergers and acquisitions.. The Company may in the future be the target of similar litigation. Securities litigation could result in substantial costs and damages and divert management's attention and resources.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Governmental Regulation and Policy Risks

Exploration, development, mining and milling of minerals and the transportation and handling of the products produced are subject to extensive federal, state and local laws and regulations governing, among other things; acquisition of the mining interests; maintenance of claims; tenure; expropriation; prospecting; exploration; development; mining; milling and production; price controls; exports; imports; taxes and royalties; labor standards; occupational health; waste disposal; toxic substances; water use; land use; Native American land claims; environmental protection and remediation; endangered and protected species; mine and mill decommissioning and reclamation; mine safety; transportation safety and emergency response; and other matters. Compliance with such laws and regulations has increased the costs of exploring, drilling, developing, constructing, operating and closing the Company’s mines and processing facilities. It is possible that, in the future, the costs, delays and other effects associated with such laws and regulations may impact the Company’s decision as to whether to operate existing mines, or, with respect to exploration and development properties, whether to proceed with exploration or development, or that such laws and regulations may result in the Company incurring significant costs to remediate or decommission properties that do not comply with applicable environmental standards at such time. The Company expends significant financial and managerial resources to comply with such laws and regulations. The Company anticipates it will have to continue to do so as the historic trend toward stricter government regulation may continue. There can be no assurance that future changes in applicable laws and regulations will not adversely affect the operations or financial condition of the Company. New laws and regulations, amendments to existing laws and regulations or more stringent implementation of existing laws and regulations, including through stricter license and permit conditions, could have a material adverse impact on the Company, increase costs, cause a reduction in levels of, or suspension of, production and/or delay or prevent the development of new mining properties.

Mining is subject to potential risks and liabilities associated with pollution of the environment and the disposal of waste products occurring as a result of mineral exploration, mining and production. Environmental liability may result from mining activities conducted by others prior to the Company’s ownership of a property. Failure to comply with applicable laws, regulations and permitting requirements may result in enforcement actions. These actions may result in orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. Companies engaged in uranium exploration operations may be required to compensate others who suffer loss or damage by reason of such activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations. Should the Company be unable to fully fund the cost of remedying an environmental problem, it might be required to suspend operations or enter into interim compliance measures pending completion of the required remedy, which could have a material adverse effect on the Company. To the extent that the Company is subject to uninsured environmental liabilities, the payment of such liabilities would reduce otherwise available earnings and could have a material adverse effect on the Company. In addition, the Company does not have coverage for certain environmental losses and other risks as such coverage cannot be purchased at a commercially reasonable cost. Compliance with applicable environmental laws and regulations requires significant expenditures and increases mine development and operating costs

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Worldwide demand for uranium is directly tied to the demand for electricity produced by the nuclear power industry, which is also subject to extensive government regulation and policies. The development of mines and related facilities is contingent upon governmental approvals that are complex and time consuming to obtain and which, depending upon the location of the project, involve multiple governmental agencies. The duration and success of such approvals are subject to many variables outside the Company’s control. Any significant delays in obtaining or renewing such permits or licenses in the future could have a material adverse effect on the Company. In addition, the international marketing of uranium is subject to governmental policies and certain trade restrictions, such as those imposed by the suspension agreement between the United States and Russia. Changes in these policies and restrictions may adversely impact the Company’s business.

Public Acceptance of Nuclear Energy and Competition from Other Energy Sources

Growth of the uranium and nuclear industry will depend upon continued and increased acceptance of nuclear technology as a means of generating electricity. Because of unique political, technological and environmental factors that affect the nuclear industry, including the risk of a nuclear incident, the industry is subject to public opinion risks that could have an adverse impact on the demand for nuclear power and increase the regulation of the nuclear power industry. Nuclear energy competes with other sources of energy, including oil, natural gas, coal, hydro-electricity and renewable energy sources. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of oil, natural gas, coal and hydroelectricity may result in lower demand for uranium concentrates. Technical advancements in renewable and other alternate forms of energy, such as wind and solar power, could make these forms of energy more commercially viable and put additional pressure on the demand for uranium concentrates.

Uranium Industry Competition and International Trade Restrictions

The international uranium industry, including the supply of uranium concentrates, is competitive. The Company markets uranium in direct competition with supplies available from a relatively small number of uranium mining companies, from nationalized uranium companies, from uranium produced as a byproduct of other mining operations, from excess inventories, including inventories made available from decommissioning of nuclear weapons, from reprocessed uranium and plutonium, from used reactor fuel, and from the use of excess Russian enrichment capacity to re-enrich depleted uranium tails held by European enrichers in the form of UF6. A large quantity of current World production is inelastic, in that uranium market prices have little effect on the quantity supplied. The supply of uranium from Russia and from certain republics of the former Soviet Union is, to some extent, impeded by a number of international trade agreements and policies. These agreements and any similar future agreements, governmental policies or trade restrictions are beyond the control of the Company and may affect the supply of uranium available in the United States and Europe.

Ability to Maintain Obligations Under Debentures and Other Debt

The Company may from time to time enter into arrangements to borrow money in order to fund its operations and expansion plans, and such arrangements may include covenants that restrict its business in some way. Events may occur in the future, including events out of the Company’s control that would cause the Company to fail to satisfy its obligations under its existing Debentures or other debt instruments. In such circumstances, or if the Company were to default on its obligations under the Debentures or other debt instruments, the amounts drawn under the Company’s debt agreements may become due and payable before the agreed maturity date, and the Company may not have the financial resources to repay such amounts when due.

Further, although most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure a portion but not all of this bonded amount, to the extent the bonded amounts are not fully collateralized, the Company will be required to come up with additional cash to perform its reclamation obligations when they occur. In addition, the bonding companies have the right to require increases in collateral at any time upon 30-days’ notice to the Company, failure of which would constitute a default under the bonds. In such circumstances, the Company may not have the financial resources to perform such reclamation obligations or to increase such collateral when due.

Additional Funding Requirements

The Company may need additional financing in connection with the implementation of its business and strategic plans from time to time. The exploration and development of mineral properties and the ongoing operation of mines, requires a substantial amount of capital and may depend on the Company’s ability to obtain financing through joint ventures, debt financing, equity financing or other means. The Company may accordingly need further capital in order to take advantage of further opportunities or acquisitions. The Company’s financial condition, general market conditions, volatile uranium and vanadium markets, volatile interest rates, a claim against the Company, a significant disruption to the Company’s business or operations or other factors may make it difficult to secure financing necessary for the expansion of mining activities or to take advantage of opportunities for acquisitions. Further, continuing volatility in the credit markets may increase costs associated with debt instruments due to increased spreads over relevant interest rate benchmarks, or may affect the ability of the Company, or third parties it seeks to do business with, to access those markets. There is no assurance that the Company will be successful in obtaining required financing as and when needed on acceptable terms, if at all.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Dilution from Further Equity Financing

If the Company raises additional funding by issuing additional equity securities or securities convertible, exercisable or exchangeable for equity securities, such financing may substantially dilute the interests of shareholders of the Company and reduce the value of their investment.

Nature of Exploration and Development, Expansion Projects and Restarting Projects

The exploration and development of mineral deposits, the expansion of projects and restarting projects involves significant financial risks. Development of any of the exploration properties in which the Company has an interest will only follow upon obtaining satisfactory exploration results. The exploration and development of mineral deposits involve significant financial risks over an extended period of time, which even a combination of careful evaluation, experience and knowledge may not eliminate. While discovery of a mine may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish mineral resources and mineral reserves by drilling and to construct mining and processing facilities at a site. It is impossible to ensure that the current or proposed exploration programs on the Company’s mineral resource properties will result in a profitable commercial mining operation.

Whether a mineral deposit will be commercially viable depends on a number of factors, which include, among other things: the accuracy of reserve estimates; the particular attributes of the deposit, such as its size and grade; ability to economically recover commercial quantities of the minerals; proximity to infrastructure; financing costs and governmental regulations, including regulations relating to prices, taxes, royalties; infrastructure; land use; importing and exporting and environmental protection. The development, expansion and restarting of projects are also subject to the successful completion of engineering studies, the issuance of necessary governmental permits, the availability of adequate financing, that the correct estimation of engineering and construction timetables and capital costs for the Company’s development and expansion projects, including restarting projects on standby, and such construction timetables and capital costs not being affected by unforeseen circumstances. The effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital.

It is possible that actual costs and economic returns of current and new mining operations may differ materially from the Company’s best estimates. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, take much longer than originally anticipated to bring into a producing phase, and to require more capital than anticipated.

The Company’s Mineral Reserves and Resources are Estimates

Mineral reserves and resources are statistical estimates of mineral content, based on limited information acquired through drilling and other sampling methods, and require judgmental interpretations of geology. Successful extraction requires safe and efficient mining and processing. The Company’s mineral reserves and resources are estimates, and no assurance can be given that the estimated reserves and resources are accurate or that the indicated level of uranium or vanadium will be produced. Such estimates are, in large part, based on interpretations of geological data obtained from drill holes and other sampling techniques. Actual mineralization or formations may be different from those predicted. Further, it may take many years from the initial phase of drilling before production is possible, and during that time the economic feasibility of exploiting a discovery may change.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Mineral reserve and resource estimates for properties that have not commenced production are based, in many instances, on limited and widely spaced drill-hole information, which is not necessarily indicative of the conditions between and around drill holes. Accordingly, such mineral resource estimates may require revision as more drilling information becomes available or as actual production experience is gained. It should not be assumed that all or any part of the Company’s mineral resources constitute or will be converted into reserves. Market price fluctuations of uranium or vanadium as applicable, as well as increased production and capital costs or reduced recovery rates, may render the Company’s proven and probable reserves unprofitable to develop at a particular site or sites for periods of time or may render mineral reserves containing relatively lower grade mineralization uneconomic.

Environmental Regulatory Requirements and Risk

The Company is required to comply with environmental protection laws and regulations and permitting requirements promulgated by federal agencies and various states and counties in which the Company operates, in connection with mining and milling operations. The uranium industry is subject not only to the worker health and safety and environmental risks associated with all mining businesses, but also to additional risks uniquely associated with uranium mining and milling. The Company expends significant resources, both financial and managerial, to comply with these laws and regulations. The possibility of more stringent regulations exists in the areas of worker health and safety, storage of hazardous materials, standards for heavy equipment used in mining or milling, the disposition of wastes, the decommissioning and reclamation of exploration, mining, milling and in-situ sites, climate change and other environmental matters, each of which could have a material adverse effect on the cost or the viability of a particular project.

The Company cannot predict what environmental legislation, regulations or policies will be enacted or adopted in the future or how future laws and regulations will be administered or interpreted. The recent trend in environmental legislation and regulation is generally toward stricter standards, and this trend is likely to continue in the future. This recent trend includes, without limitation, laws and regulations relating to air and water quality, mine reclamation, waste handling and disposal, the protection of certain species and the preservation of certain lands. These regulations may require the acquisition of permits or other authorizations for certain activities. These laws and regulations may also limit or prohibit activities on certain lands. Compliance with more stringent laws and regulations, as well as potentially more vigorous enforcement policies, stricter interpretation of existing laws and stricter permit and license conditions, may necessitate significant capital outlays, may materially affect the Company’s results of operations and business or may cause material changes or delays in the Company’s intended activities. There can be no assurance of the Company’s continued compliance or ability to meet stricter environmental laws and regulations and permit or license conditions. Delays in obtaining permits and licenses could impact expected production levels or increases in expected production levels.

The Company’s operations may require additional analysis in the future including environmental, cultural and social impact and other related studies. Certain activities require the submission and approval of environmental impact assessments. The Company cannot provide assurance that it will be able to obtain or maintain all necessary permits that may be required to continue operations or exploration and development of its properties or, if feasible, to commence construction or operation of mining facilities at such properties on terms that enable operations to be conducted at economically justifiable costs. If the Company is unable to obtain or maintain, licenses, permits or other rights for development of its properties, or otherwise fails to manage adequately future environmental issues, its operations could be materially and adversely affected.

Opposition to Mining may Disrupt Business Activity

In recent years, governmental and non-governmental agencies, individuals, communities and courts have become more vocal and active with respect to their opposition of certain mining and business activities including with respect to production at the Company's facilities, such as the White Mesa Mill and the Canyon Project. This opposition may take on forms such as road blockades, applications for injunctions seeking work stoppages, refusals to grant access to lands or to sell lands on commercially viable terms, lawsuits for damages or to revoke or modify licenses and permits, issuances of unfavourable laws and regulations, and other rulings contrary to the Company’s interest. These actions can occur in response to current activities or in respect of mines that are decades old. In addition, these actions can occur in response to activities of the Company or the activities of other unrelated entities. Opposition to the Company’s activities may also result from general opposition to nuclear energy. Opposition to the Company’s business activities are beyond the Company’s control. Any opposition to the Company’s business activities may cause a disruption to the Company’s business activities and may result in increased costs and this could have a material adverse effect on the Company’s business and financial condition.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Competition for Properties and Experienced Employees

The Company competes with other mining companies and individuals for capital, mining interests on exploration properties and undeveloped lands, acquisitions of mineral resources and reserves and other mining assets, which may increase its cost of acquiring suitable claims, properties and assets, and the Company also competes with other mining companies to attract and retain key executives and employees. There can be no assurance that the Company will continue to be able to compete successfully with its competitors in acquiring such properties and assets or in attracting and retaining skilled and experienced employees. The mining industry has been impacted by increased worldwide demand for critical resources such as input commodities, drilling equipment, tires and skilled labour, and these shortages have caused unanticipated cost increases and delays in delivery times, thereby impacting operating costs, capital expenditures and production schedules.

Litigation and Other Legal Proceedings

The Company is subject to litigation and other legal proceedings arising in the normal course of business and may be involved in disputes with other parties in the future which may result in litigation. The causes of potential future litigation and legal proceedings cannot be known and may arise from, among other things, business activities, environmental laws, permitting and licensing activities, volatility in stock prices or failure to comply with disclosure obligations. The results of litigation and proceedings cannot be predicted with certainty, and may include potential injunctions pending the outcome of such litigation and proceedings. If the Company is unable to resolve these disputes favourably, it may have a material adverse impact on the Company’s financial performance, cash flow and results of operations.

Decommissioning and Reclamation

As owner and operator of the White Mesa Mill and numerous uranium and uranium/vanadium mines located in the United States and certain exploration properties, and for so long as the Company remains an owner thereof, the Company is obligated to eventually reclaim or participate in the reclamation of such properties. Most, but not all, of the Company’s reclamation obligations are bonded, and cash and other assets of the Company have been reserved to secure a portion but not all of this bonded amount. Although the Company’s financial statements will record a liability for the asset retirement obligation, and the bonding requirements are generally periodically reviewed by applicable regulatory authorities, there can be no assurance or guarantee that the ultimate cost of such reclamation obligations will not exceed the estimated liability to be provided on the Company’s financial statements. Further, to the extent the bonded amounts are not fully collateralized, the Company will be required to come up with additional cash to perform its reclamation obligations when they occur.

Decommissioning plans for the Company’s properties have been filed with applicable regulatory authorities. These regulatory authorities have accepted the decommissioning plans in concept, not upon a detailed performance forecast, which has not yet been generated. As the Company’s properties approach or go into decommissioning, further regulatory review of the decommissioning plans may result in additional decommissioning requirements, associated costs and the requirement to provide additional financial assurances. It is not possible to predict what level of decommissioning and reclamation (and financial assurances relating thereto) may be required in the future by regulatory authorities.

Technical Innovation and Obsolescence

Requirements for the Company’s products and services may be affected by technological changes in nuclear reactors, enrichment and used uranium fuel reprocessing. These technological changes could reduce the demand for uranium. In addition, the Company’s competitors may adopt technological advancements that give them an advantage over the Company.

Property Title Risk

The Company has investigated its rights to explore and exploit all of its material properties and, to the best of its knowledge, those rights are in good standing. However, no assurance can be given that such rights will not be revoked, or significantly altered, to the Company’s detriment. There can also be no assurance that the Company’s rights will not be challenged or impugned by third parties, including by local governments.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

The validity of unpatented mining claims on U.S. public lands is sometimes difficult to confirm and may be contested. Due to the extensive requirements and associated expense required to obtain and maintain mining rights on U.S. public lands, the Company's U.S. properties are subject to various title uncertainties which are common to the industry or the geographic location of such claims, with the attendant risk that there may be defects in its title. In addition, the Secretary of the Interior has withdrawn certain lands around the Grand Canyon National Park from location and entry under the Mining Laws. All of the Company’s material Arizona Strip properties, other than the Wate Property, are located on these withdrawn lands. No new mining claims may be filed on the withdrawn lands and no new plans of operations may be approved, other than plans of operations on mining claims that were valid at the time of withdrawal and that remain valid at the time of plan approval. Whether or not a mining claim is valid must be determined by a mineral examination conducted by BLM or USFS, as applicable. The mineral examination, which involves an economic evaluation of a project, must demonstrate the existence of a locatable mineral resource and that the mineral resource constitutes discovery of a valuable mineral deposit. The Company believes that all of its material Arizona Strip projects are on valid mining claims that would withstand a mineral examination. Further, the Company’s Arizona 1 and Pinenut mines have approved plans of operations which, absent modification, would not require a mineral examination. Although the Company’s Canyon Project also has an approved plan of operations, which, absent modification, would not require a mineral examination, the USFS performed a mineral examination at that mine in 2012, and concluded that the underlying mining claims were valid existing rights. However, market conditions may postpone or prevent the performance of mineral examinations on certain other properties and, if a mineral examination is performed on a property, there can be no guarantee that the mineral examination would not result in one or more of the Company’s mining claims being considered invalid, which could prevent a project from proceeding.

Certain of the Company's properties, or significant portions thereof, such as Section 16 of the Roca Honda property, are State mineral leases that have fixed terms. There can be no guaranty that the Company will be able to renew or extend such leases on favorable terms or at all. The failure to renew any such leases could have a material adverse effect on the Company and its operations.

Access to Properties

The Company is currently in the process of negotiating access rights to certain of its properties, such as Section 16 of the Roca Honda project and the Wate Project, with private landholders. There can be no guaranty that the Company will be able to negotiate such access rights on favorable terms or at all. The failure to negotiate such access rights could have a material adverse effect on the Company and its operations.

Foreign Currency Risks

The Company’s operations are subject to foreign currency fluctuations. The Company’s operating expenses and revenues are primarily incurred in U.S. dollars, while some of its cash balances and expenses are measured in Canadian dollars. The fluctuation of the Canadian dollar in relation to the U.S. dollar will consequently have an impact upon the profitability of the Company and may also affect the value of the Company’s assets and shareholders’ equity.

Acquisition and Post-Acquisition Success

The proposed acquisition or Uranerz by the Company may not be completed as anticipated, and, as a result the Company may not realize the anticipated benefits from that transaction, and will have expended significant transaction costs to no avail. In addition, the Company may not realize the anticipated benefits of acquiring the US Mining Division in 2012 or completing the Strathmore Acquisition in 2013, due to integration and operational challenges, and to decreases in commodity prices that have required the Company to place a number of acquired mines on standby and to defer permitting and development activities on certain other acquired assets, until market conditions warrant otherwise. The success of the Company following those acquisitions will depend in large part on the success of the Company’s management in integrating the US Mining Division and the Strathmore assets into the Company. The failure of the Company to achieve such integration and to mine or advance such assets could result in the failure of the Company to realize the anticipated benefits of the Denison Acquisition and Strathmore Acquisition and could impair the results of operations, profitability and financial results of the Company.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Production Estimates and Production Efficiency

The Company may from time to time prepare estimates of future production or increases in production for particular operations, or relating to the Company’s ability to increase production in response to increases in commodity prices, as market conditions warrant or otherwise. No assurance can be given that any such production estimates will be achieved nor can assurance be given that production or production increases will be achieved in a cost effective or timely manner. Failure to achieve production estimates or failure to achieve production in a cost effective or timely manner could have an adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition. These production estimates are based on, among other things, the following factors: the accuracy of mineral reserve estimates; the accuracy of assumptions regarding ground conditions and physical characteristics of ores, such as hardness and presence or absence of particular metallurgical characteristics; the accuracy of estimated rates and costs of mining and processing; assumptions as to future commodity prices; assumptions relating to changes in laws, regulations or policies, or lack thereof, that could impact the cost and time required to obtain regulatory approvals, licenses and permits; assumptions relating to obtaining required licenses and permits in a timely manner, including the time required to satisfy environmental analyses, consultations and public input processes; assumptions relating to challenges to or delays in the licensing and permitting process; and assumptions regarding any appeals or lack thereof, or injunctions or lack thereof, relating to any approvals, licenses or permits.

The Company’s actual production may vary from estimates for a variety of reasons, including, among others: actual ore mined varying from estimates of grade, tonnage, dilution and metallurgical and other characteristics; short term operating factors relating to the mineral reserves, such as the need for sequential development of ore bodies and the processing of new or different ore grades; risk and hazards associated with mining; natural phenomena, such as inclement weather conditions, underground floods, earthquakes, pit wall failures and cave-ins; unexpected labor shortages or strikes; varying conditions in the commodities markets; and delays in obtaining or denial, challenges or appeals of regulatory approvals, licenses and permits or renewals of existing approvals, licenses or permits.

Dependence on Issuance of Mill License Amendments and Renewals

The Company maintains regulatory licenses and permits in order to operate its White Mesa Mill, all of which are subject to renewal from time to time and are required in order for the Company to operate in compliance with applicable laws and regulations. In addition, depending on the Company’s business requirements, it may be necessary or desirable to seek amendments to one or more of its licenses or permits from time to time. While the Company has been successful in renewing its licenses and permits on a timely basis in the past and in obtaining such amendments as have been necessary or desirable, there can be no assurance that such license and permit renewals and amendments will be issued by applicable regulatory authorities on a timely basis or at all in the future.

Mining, Milling and Insurance

The operations of the Company are subject to all of the hazards and risks normally incidental to exploration, development and mining of mineral properties, and milling, including: environmental hazards; industrial accidents; labor disputes, disturbances and unavailability of skilled labor; encountering unusual or unexpected geologic formations; rock bursts, pressures, cave-ins, flooding; periodic interruptions due to inclement or hazardous weather conditions; technological and processing problems, including unanticipated metallurgical difficulties, ground control problems, process upsets and equipment malfunctions; the availability and/or fluctuations in the costs of raw materials and consumables used in the Company’s production processes; the ability to procure mining equipment and operating supplies in sufficient quantities and on a timely basis; and other mining, milling and processing risks, as well as risks associated with the Company’s dependence on third parties in the provision of transportation and other critical services. Many of the foregoing risks and hazards could result in damage to, or destruction of, the Company’s mineral properties or processing facilities, personal injury or death, environmental damage, delays in or interruption of or cessation of production from the Company’s mines or processing facilities or in its exploration or development activities, delay in or inability to receive regulatory approvals to transport its uranium concentrates, or costs, monetary losses and potential legal liability and adverse governmental action. In addition, due to the radioactive nature of the materials handled in uranium mining and processing, additional costs and risks are incurred by the Company on a regular and ongoing basis.

While the Company may obtain insurance against certain risks in such amounts as it considers adequate, the nature of these risks are such that liabilities could exceed policy limits or could be excluded from coverage. There are also risks against which the Company cannot insure or against which it may elect not to insure. The potential costs which could be associated with any liabilities not covered by insurance or in excess of insurance coverage or compliance with applicable laws and regulations may cause substantial delays and require significant capital outlays, adversely affecting the future earnings, financial position and competitive position of the Company. No assurance can be given that such insurance will continue to be available or will be available at economically feasible premiums or that it will provide sufficient coverage for losses related to these or other risks and hazards. This lack of insurance coverage could result in material economic harm to the Company.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Replacement of Mineral Reserves and Resources and Availability of Alternate Feed Materials

The Company’s mineral reserves and resources at its Roca Honda, Arizona Strip, EZ Complex, Sage Plain, Henry Mountains, Daneros, Sheep Mountain, Gas Hills, Juniper Ridge, Whirlwind, and La Sal projects are the Company’s primary sources (and potential sources) of uranium concentrates. Unless other mineral reserves and resources are discovered or extensions to existing ore bodies are found, the Company’s sources of production for uranium concentrates will decrease over time as its current mineral reserves and resources are depleted. There can be no assurance that the Company’s future exploration, development and acquisition efforts will be successful in replenishing its mineral reserves and resources. In addition, while the Company believes that many of its properties will eventually be put into production, there can be no assurance that they will be or that they will be able to replace current production.

The Company also produces uranium from processing alternate feed materials at its White Mesa Mill. There can be no assurance that additional sources of alternate feed materials will be forthcoming in the future on commercially acceptable terms or otherwise, or that the Company will be successful in receiving all required regulatory approvals, licenses and permits on a timely basis to allow for the receipt and processing of any such alternate feed materials.

Credit Risk

The Company’s sales of uranium and vanadium products expose the Company to the risk of non-payment. The Company manages this risk by monitoring the credit worthiness of its customers and requiring pre-payment or other forms of payment security from customers with an unacceptable level of credit risk.

Dependence on Key Personnel and Qualified and Experienced Employees

The Company’s success will largely depend on the efforts and abilities of certain senior officers and key employees, some of which are approaching retirement. Certain of these individuals have significant experience in the uranium industry. The number of individuals with significant experience in this industry is small. While the Company does not foresee any reason why such officers and key employees will not remain with the Company, other than through retirement, if for any reason they do not, the Company could be adversely affected. The Company has not purchased key man life insurance for any of these individuals, other than for the Chief Executive Officer.

The Company’s success will also depend on the availability of qualified and experienced employees to work in the Company’s operations and the Company’s ability to attract and retain such employees. The number of individuals with relevant mining and operational experience in this industry is small.

Disclosure and Internal Controls

Internal controls over financial reporting are procedures designed to provide reasonable assurance that transactions are properly authorized, assets are safeguarded against unauthorized or improper use, and transactions are properly recorded and reported. Disclosure controls and procedures are designed to ensure that information required to be disclosed by a company in reports filed with securities regulatory agencies is recorded, processed, summarized and reported on a timely basis and is accumulated and communicated to a company’s management, including its chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure. A control system, no matter how well designed and operated, can provide only reasonable, not absolute, assurance with respect to the reliability of reporting, including financial reporting and financial statement preparation.

Dependence on Business Partners, Government and Third Party Consents

The Company has a number of joint ventures and other business relationships relating to its properties and projects, including key projects, such as the Roca Honda Gas Hills and Wate projects, which can restrict the ability of the Company to act unilaterally with respect to those projects in certain circumstances. There can be no assurances that the Company will be able to maintain relationships with its joint venture and business partners to allow for satisfactory permitting, development, mining or milling relating to any such projects. The Company’s operations are also dependent from time to time on receiving government and other third party consents and approvals. There can be no assurances that all such consents and approvals will be forthcoming when required.

ENERGY FUELS INC.
Management’s Discussion and Analysis
Year Ended December 31, 2014
(Expressed in thousands of U.S. Dollars, Unless Otherwise Noted)

Conflicts of Interest

Some of the directors of the Company are also directors of other companies that are similarly engaged in the business of acquiring, exploring and developing natural resource properties. Such associations may give rise to conflicts of interest from time to time. In particular, one of the consequences will be that corporate opportunities presented to a director of the Company may be offered to another company or companies with which the director is associated, and may not be presented or made available to the Company. The directors of the Company are required by law to act honestly and in good faith with a view to the best interests of the Company, to disclose any interest which they may have in any project or opportunity of the Company, and to abstain from voting on such matter. Conflicts of interest that arise will be subject to and governed by the procedures prescribed in the Company’s Code of Ethics and by the Business Corporations Act (Ontario).

Labor Relations

None of the Company’s operations directly employ unionized workers who work under collective agreements. However, there can be no assurance that employees of the Company or its contractors do not become unionized in the future, which may impact mill and mining operations. Any lengthy work stoppages may have a material adverse impact on the Company’s future cash flows, earnings, results of operations and financial condition.

Infrastructure

Mining, processing, development and exploration activities depend, to a substantial degree, on adequate infrastructure. Reliable roads, bridges, power sources and water supply are important determinants affecting capital and operating costs. The Company considers the existing infrastructure to be adequate to support its proposed operations. However, unusual or infrequent weather phenomena, sabotage, government or other interference in the maintenance or provision of such infrastructure could adversely affect the operations, financial condition and results of operations of the Company.

QUALIFIED PERSON

The disclosure of scientific and technical information regarding Energy Fuels’ properties in this MD&A was prepared under the supervision of Stephen P. Antony, P.E. President and Chief Executive Officer of Energy Fuels, who is a Qualified Person in accordance with the requirements of National Instrument 43-101.